                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No.  333-73474

PROSPECTUS

                                8,514,206 SHARES

                        CABLEVISION SYSTEMS CORPORATION

                   RAINBOW MEDIA GROUP CLASS A TRACKING STOCK

                             ----------------------

     This prospectus relates to an aggregate of up to 8,514,206 shares (or 9,791,336 shares if the over-allotment option described in the trust prospectus referred to below is exercised in full) of Rainbow Media Group Class A tracking stock issued by Cablevision Systems Corporation that are beneficially owned by subsidiaries of AT&T Corp., which may be delivered by Equity Securities Trust II to holders of equity trust securities of the trust. We will receive no portion of the proceeds from the sale of the shares of Rainbow Media Group Class A tracking stock offered through this prospectus or from the sale of the equity trust securities.

     The equity trust securities are being sold by the trust in an offering described in the separate prospectus of the trust. This prospectus relates only to the shares of our Rainbow Media Group Class A tracking stock that may be delivered upon exchange of the equity trust securities. We take no responsibility for any information included in or omitted from the trust prospectus. The trust prospectus does not constitute a part of, and is not incorporated by reference into, this prospectus.

     The Rainbow Media Group Class A tracking stock is listed on the NYSE under the symbol "RMG". The last reported sale price of the Rainbow Media Group Class A common stock, as reported on the NYSE on December 12, 2001, was $22.50 per share.

     The Rainbow Media Group Class A tracking stock is intended to track the performance of our Rainbow Media Group. Holders of Rainbow Media Group Class A tracking stock, however, are common stockholders of Cablevision Systems Corporation and are subject to all the risks of any equity investment in Cablevision Systems Corporation and all of our businesses, assets and liabilities.

     INVESTING IN RAINBOW MEDIA GROUP CLASS A TRACKING STOCK INVOLVES SUBSTANTIAL RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

               The date of this prospectus is December 12, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    3
Risk Factors................................................   11
Forward-Looking Statements..................................   25
Additional Information about Cablevision....................   26
Incorporation of Certain Documents by Reference.............   27
Price Range of Cablevision Common Stock.....................   28
Dividend Policy.............................................   29
Use of Proceeds.............................................   29
Capitalization..............................................   30
Business....................................................   32
Selling Shareholders........................................   41
Description of Rainbow Media Group Class A Tracking Stock...   43
United States Tax Consequences..............................   54
Plan of Distribution........................................   59
Validity of the Shares......................................   60
Experts.....................................................   60

                                    SUMMARY

     This brief summary highlights selected information contained in this prospectus and documents we have incorporated in this prospectus by reference. It does not contain all of the information that is important to you. We urge you to read carefully the entire prospectus, the documents incorporated in this prospectus by reference and the other documents to which this prospectus refers, including our consolidated financial statements and the notes to those financial statements, which are incorporated in this prospectus by reference.

                                  OUR BUSINESS

     We are one of the largest cable operators in the United States. We also have investments in cable programming networks, entertainment businesses and telecommunications companies. As of September 30, 2001, we served about 3 million cable television subscribers in and around the New York City metropolitan area, making us the seventh largest cable operator in the United States based on the number of subscribers. Through our 76.5%-owned subsidiary, Rainbow Media Holdings, Inc., we own interests in and manage numerous national and regional programming networks, the Madison Square Garden sports and entertainment business and cable television advertising sales companies. Through Cablevision Lightpath, Inc., our wholly owned subsidiary, we provide switched telephone services and high-speed Internet access to the business market. We also own or have interests in a number of complementary businesses and companies that include The WIZ (a chain of 43 consumer electronics stores), Clearview Cinemas (a chain of 63 movie theaters) and Northcoast Communications, LLC (a wireless personal communications services business).

     We began the rollout of our digital cable service, branded "iO, Interactive Optimum", on September 28, 2001. The digital cable services initially offered to subscribers include a mix of additional television programming, interactive services and multiple channels of commercial free digital music as well as enhanced picture quality and CD quality sound. Digital cable programming and services include:

     - additional expanded cable channels only available to digital service subscribers,

     - access to additional premium channels, including multiple channels ("multiplexes") of Home Box Office, Showtime, and other premium services,

     - access to video on demand and subscription video on demand programming for all digital customers,

     - "magazine rack" channels offering content for niche audiences, and

     - interactive services including news, sports, weather, traffic, email and MSG Game Director, which lets subscribers select camera angles to watch New York Knicks and New York Rangers home games.

     The entire package of digital services is being offered to our subscribers for an additional cost of $29.95 per month, with a $10 per month discount for the first year lowering the price to $19.95 for those subscribing to our digital service before December 31, 2001. There will be extra charges for the additional premium channels, video on demand and subscription video on demand, and individual services will also be available for separate purchase. Digital subscribers will pay a $5.95 per month equipment charge for each digital converter they select to have in their home.

     Interactive Optimum will initially be launched in certain parts of our cable system in Nassau County, and western Suffolk County, New York and we expect that between 40,000 and 50,000 customers will subscribe for our package of digital cable services by the end of 2001.

     In March 2001, we created and distributed to our stockholders one share of our Rainbow Media Group tracking stock for every two outstanding shares of Cablevision common stock and redesignated each share of Cablevision common stock into one share of our Cablevision NY Group common stock. The Rainbow Media Group Class A tracking stock trades on the NYSE under the symbol "RMG" and the redesignated Cablevision NY Group Class A common stock continues to trade on the NYSE under the symbol "CVC". The Rainbow Media Group tracking stock is intended to reflect the separate economic performance of certain of the businesses and interests of Rainbow Media Holdings, including its national and selected regional programming assets. Cablevision NY Group common stock is intended to reflect the performance of our assets and businesses not attributed to the Rainbow Media Group. See
"Business -- Overview" for a detailed listing of the businesses and interests that have been attributed to the Rainbow Media Group and the Cablevision NY Group. Notwithstanding our intention in creating the Rainbow Media Group tracking stock, for the reasons discussed under "Risk Factors -- Risk Factors Relating to Tracking Stock -- The market price of Rainbow Media Group tracking stock may not reflect the performance of the relevant businesses and interests of the Rainbow Media Group as we intend", it is possible that the Rainbow Media Group tracking stock and the Cablevision NY Group common stock may not reflect the separate performance of the assets and businesses attributed to them.

     Our principal executive offices are located at 1111 Stewart Avenue, Bethpage, New York 11714, and our main telephone number is (516) 803-2300. For a further discussion of our businesses, we urge you to read our Form 10-K and our Form 10-Qs, all of which are incorporated by reference herein. See "Additional Information About Cablevision".

CAPITAL EXPENDITURE OUTLOOK

     We forecast that our capital expenditures will be between $1.0 billion and $1.1 billion in 2001 and between $1.5 billion and $1.7 billion in 2002 for CSC Holdings' cable and other telecommunications operations, including investments for CSC Holdings' continued cable network rebuild, digital set top boxes, related digital equipment and services, as well as consumer and commercial cable modem services. Capital expenditures for all other consolidated Cablevision NY Group operations, including Madison Square Garden, News 12 Networks, MetroChannels, The WIZ and Clearview Cinemas, are estimated to be between $225 million and $250 million in 2001. We forecast Rainbow Media Group's capital expenditures to be between $30 million and $35 million in 2001.

     The 2002 capital expenditures for CSC Holdings' cable and other telecommunications operations are forecast to be higher than the 2001 expenditures primarily because of the accelerated rebuild of our cable network (expected to be 97% upgraded to 750 MHZ by the end of 2002 based on the number of plant miles); the continued rollout of digital boxes; the completion of a digital headend in Parsippany, New Jersey; and other investments required to support the digital network.

     The forecast capital expenditures for 2001 and 2002 do not include any capital expenditures for our direct broadcast satellite business, which will become a consolidated operation upon the consummation of a pending transaction. Depending on the scope of our pursuit of a direct broadcast satellite business, significant additional funding may be required.

     In addition, we have a minority investment in Northcoast Communications, LLC, which owns licenses to operate a wireless personal communications services business in certain communities, including Cleveland, New York and Boston, and we may decide to make additional investments in Northcoast in order to allow Northcoast to pursue some or all of the buildout of a wireless network in these communities.

CHARACTERISTICS OF THE TRACKING STOCK

     The Rainbow Media Group tracking stock and the Cablevision NY Group common stock have dividend and liquidation rights and redemption and exchange terms that are intended to provide interests reflecting the separate economic performance of the businesses and interests they track and, as such, both are regarded as "tracking" stock. Our goal in creating these separate securities was to enable the market to react to the business performance and transactions of each Group. We have allocated, for financial accounting purposes, all of our consolidated assets, liabilities, revenue, expenses and cash flow (excluding amounts related to minority interests) between the Rainbow Media Group and the Cablevision NY Group. See "Risk Factors -- Risk Factors Relating to Tracking Stock" for a discussion of certain risks associated with investing in a "tracking stock" and "Description of Rainbow Media Group Class A Tracking
Stock -- Tracking Stock Policy Statement" for a discussion of our policy on tracking stock.

     Rainbow Media Group and Cablevision NY Group are not separate legal entities and, as such, do not own assets, issue securities or enter into legally binding agreements. Holders of Rainbow Media Group tracking stock and Cablevision NY Group common stock continue to be stockholders of Cablevision and are subject to all of the risks of ownership of common stock of Cablevision. Those holders have no direct financial or ownership interest in the businesses and interests attributed to each Group. In liquidation, those holders will share (on the basis of the respective market capitalizations of each class) only in the net assets of Cablevision available to its shareholder classes after payment or provision for all of our liabilities and payment of the liquidation preference payable to holders of our preferred stock.

                                  THE OFFERING

     AT&T has advised us that, in connection with this offering, one or more of its subsidiaries intend to enter into prepaid forward contracts with Equity Securities Trust II, under which the trust will agree to purchase from these subsidiaries on the exchange date, which is initially February 15, 2005 but may be extended to May 15, 2005, an aggregate of up to 8,514,206 shares of our Rainbow Media Group Class A tracking stock beneficially owned by AT&T (excluding up to 1,277,130 additional shares that are subject to an over-allotment option), subject to the terms and conditions set forth in the contracts. Until the exchange date, AT&T will continue to beneficially own and vote these shares of our Rainbow Media Group Class A tracking stock, subject to the provisions of our Stockholders Agreement with AT&T, if then in effect. We understand that the trust will concurrently sell an aggregate of 8,514,206 equity trust securities (excluding up to 1,277,130 additional securities that are subject to an over-allotment option). We will receive no portion of the proceeds from this transaction. Please refer to the section in this prospectus entitled "Selling Shareholders".

     This prospectus relates to the 8,514,206 shares of our Rainbow Media Group Class A tracking stock that may be distributed by the trust to the holders of the equity trust securities on the exchange date or upon the earlier dissolution of the trust in certain circumstances. This prospectus also relates to the up to 1,277,130 additional shares of our Rainbow Media Group Class A tracking stock that may be distributed by the trust to the holders of the equity trust securities issued upon the exercise of the over-allotment option granted to the underwriters of the equity trust securities.

     The equity trust securities are being sold by the trust in an offering described in the separate prospectus of the trust. This prospectus relates only to the shares of our Rainbow Media Group Class A tracking stock that may be delivered upon exchange of the equity trust securities. WE TAKE NO RESPONSIBILITY FOR ANY INFORMATION INCLUDED IN OR OMITTED FROM THE TRUST PROSPECTUS. The trust prospectus does not constitute a part of, and is not incorporated by reference into, this prospectus.

     AT&T has advised us that its subsidiaries are entering into the prepaid forward contracts with the trust in order to realize immediate proceeds from those contracts, while retaining the right to continue to own the shares of Rainbow Media Group tracking stock covered by the contracts after settlement, if the subsidiaries choose to settle the contracts in cash. AT&T has informed us that this has the effect of providing AT&T and its subsidiaries with:

     - funds to currently repay outstanding indebtedness or use for general corporate purposes;

     - protection in the event the market price of the pledged shares declines and participation in a portion of any appreciation in the market value of the pledged shares;

     - deferral of the taxable gain with respect to the pledged shares until the shares are delivered in settlement of the prepaid forward contracts or otherwise sold; and

     - the opportunity to sell the equity trust securities to a separate group of investors seeking a current cash yield, which is not available on an investment in Rainbow Media Group tracking stock alone.

     In a concurrent offering, AT&T is selling 12,765,000 shares of Rainbow Media Group Class A tracking stock (excluding up to 1,914,750 additional shares that are subject to an over-allotment option). This concurrent offering is not conditioned upon completion of the offering described in this prospectus and vice versa.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The historical consolidated statement of operations data (except for the deficiency of earnings available to cover fixed charges and preferred stock dividends and the ratio of earnings to fixed charges and preferred stock dividends) and consolidated balance sheet data for each year ended and as of December 31 in each year in the five-year period ended December 31, 2000, included in the following selected financial data, have been derived from our consolidated financial statements, which were audited by KPMG LLP, independent certified public accountants. The historical consolidated statement of operations data for the periods ended September 30, 2001 and 2000 and balance sheet data as of September 30, 2001, included in the following selected financial data, have been derived from our financial statements that have not been audited, but that, in the opinion of our management, reflect all adjustments necessary for the fair presentation of that data for the interim periods. The results of operations for the nine-month period ended September 30, 2001 are not necessarily indicative of the results of operations for the full year, although we expect that we will incur a substantial operating loss for the year ending December 31, 2001. You should read the following information together with our consolidated financial statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of our Form 10-K, our March 31 Form 10-Q, our June 30 Form 10-Q and our September 30 Form 10-Q.

                                     NINE MONTHS ENDED                                 YEARS ENDED
                                       SEPTEMBER 30,                                  DECEMBER 31,
                                  ------------------------   ---------------------------------------------------------------
                                     2001          2000         2000         1999         1998         1997          1996
                                  -----------   ----------   ----------   ----------   ----------   ----------    ----------
                                        (UNAUDITED)     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA(1):
Revenues, net...................  $ 3,115,305   $3,165,349   $4,411,048   $3,942,985   $3,265,143   $1,949,358    $1,315,142
Operating expenses:
  Technical and operating.......    1,236,474    1,199,695    1,696,907    1,535,423    1,268,786      853,800       538,272
  Retail electronics cost of
    sales(2)....................      371,233      383,860      549,978      484,760      367,102           --            --
  Selling, general and
    administrative..............      810,536      771,036    1,178,934    1,203,119      906,465      514,574       313,476
  Depreciation and
    amortization................      759,254      709,333    1,018,246      893,797      734,107      499,809       388,982
                                  -----------   ----------   ----------   ----------   ----------   ----------    ----------
Operating income (loss).........      (62,192)     101,425      (33,017)    (174,114)     (11,317)      81,175        74,412
Other income (expense):
  Interest expense, net.........     (397,782)    (417,235)    (562,615)    (465,740)    (402,374)    (363,208)     (265,015)
  Provision for preferential
    payment to related party....           --           --           --           --         (980)     (10,083)       (5,600)
  Write-off of deferred interest
    and financing costs(3)......      (14,043)          --       (5,209)      (4,425)     (23,482)     (24,547)      (37,784)
  Gain on redemption of
    subsidiary preferred
    stock.......................           --           --           --           --           --      181,738(4)         --
  Equity in net loss of
    affiliates..................      (31,274)     (13,034)     (16,685)     (19,234)     (37,368)     (27,165)      (82,028)
  Gain on sale of cable assets
    and programming interests,
    net.........................    2,178,088      130,758    1,209,865           --      170,912      372,053            --
  Loss on investments, net......      (81,807)          --     (146,429)     (15,100)          --           --            --
  Minority interests............     (326,852)    (124,013)    (164,679)    (120,524)    (124,677)    (209,461)     (137,197)
  Gain on derivative contracts,
    net.........................      355,805           --           --           --           --           --            --
  Miscellaneous, net............       (8,757)      (5,286)     (51,978)      (1,470)     (19,218)     (12,606)       (6,647)
                                  -----------   ----------   ----------   ----------   ----------   ----------    ----------
Income (loss) before income
  taxes.........................    1,611,186     (327,385)     229,253     (800,607)    (448,504)     (12,104)     (459,859)
  Income tax expense............     (321,884)          --           --           --           --           --            --
                                  -----------   ----------   ----------   ----------   ----------   ----------    ----------
Net income (loss)...............  $ 1,289,302   $ (327,385)  $  229,253   $ (800,607)  $ (448,504)  $  (12,104)   $ (459,859)
                                  ===========   ==========   ==========   ==========   ==========   ==========    ==========

                                                     (footnotes begin on page 9)

                                     NINE MONTHS ENDED                                 YEARS ENDED
                                       SEPTEMBER 30,                                  DECEMBER 31,
                                  ------------------------   ---------------------------------------------------------------
                                     2001          2000         2000         1999         1998         1997          1996
                                  -----------   ----------   ----------   ----------   ----------   ----------    ----------
                                        (UNAUDITED)     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME (LOSS) PER SHARE(5):

  CABLEVISION NY GROUP COMMON
    STOCK
    Income (loss) attributed to
      common stock..............  $   933,866   $ (340,963)  $  245,319   $ (781,244)  $ (426,960)          --            --
                                  ===========   ==========   ==========   ==========   ==========
    BASIC
    Basic net income (loss) per
      common share..............  $      5.33   $    (1.96)  $     1.41   $    (4.99)  $    (3.01)          --            --
                                  ===========   ==========   ==========   ==========   ==========
    Basic weighted average
      common shares (in
      thousands)................      175,171      173,631      173,913      156,503      142,016           --            --
                                  ===========   ==========   ==========   ==========   ==========
    DILUTED
    Diluted net income (loss)
      per common share..........  $      5.26   $    (1.96)  $     1.38   $    (4.99)  $    (3.01)          --            --
                                  ===========   ==========   ==========   ==========   ==========
    Diluted weighted average
      common shares (in
      thousands)................      177,669      173,631      177,191      156,503      142,016           --            --
                                  ===========   ==========   ==========   ==========   ==========
  RAINBOW MEDIA GROUP COMMON
    STOCK
    Income (loss) attributed to
      common stock..............  $   355,436   $   13,578   $  (16,066)  $  (19,363)  $  (21,544)          --            --
                                  ===========   ==========   ==========   ==========   ==========
    BASIC
    Basic net income (loss) per
      common share..............  $      4.02   $     0.16   $    (0.18)  $    (0.25)  $    (0.30)          --            --
                                  ===========   ==========   ==========   ==========   ==========
    Basic weighted average
      common shares (in
      thousands)................       88,360       86,816       86,957       78,252       71,008           --            --
                                  ===========   ==========   ==========   ==========   ==========
    DILUTED
    Diluted net income (loss)
      per common share..........  $      3.95   $     0.16   $    (0.18)  $    (0.25)  $    (0.30)          --            --
                                  ===========   ==========   ==========   ==========   ==========
    Diluted weighted average
      common shares (in
      thousands)................       89,984       86,816       88,596       78,252       71,008           --            --
                                  ===========   ==========   ==========   ==========   ==========
  CABLEVISION SYSTEMS
    CORPORATION
    Basic and diluted net income
      (loss) per share..........           --           --           --           --           --   $    (0.12)   $    (4.63)
                                                                                                    ==========    ==========
    Basic and diluted weighted
      average common shares (in
      thousands)................           --           --           --           --           --       99,608        99,308
                                                                                                    ==========    ==========

                                                  AS OF                             AS OF DECEMBER 31,
                                              SEPTEMBER 30,   ---------------------------------------------------------------
                                                  2001           2000         1999          1998         1997         1996
                                              -------------   ----------   -----------   ----------   ----------   ----------
                                               (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA(1):
Total assets................................   $10,264,182    $8,273,290   $ 7,130,308   $7,061,062   $5,614,788   $3,034,725
Total debt..................................     6,678,704     6,539,461     6,094,701    5,357,608    4,694,062    3,334,701
Minority interests..........................       858,493       587,985       592,583      719,007      821,782           --
Deficit investment in affiliates............            --            --            --           --           --      512,800
Redeemable preferred stock of CSC Holdings,
  Inc.......................................     1,544,294     1,544,294     1,404,511    1,579,670    1,456,549    1,338,006
Stockholders' deficiency....................   (1,340,179)    (2,529,879)   (3,067,083)  (2,611,685)  (2,711,514)  (2,707,026)

                                                     (footnotes begin on page 9)

                                                  AS OF                             AS OF DECEMBER 31,
                                              SEPTEMBER 30,   ---------------------------------------------------------------
                                                  2001           2000         1999          1998         1997         1996
                                              -------------   ----------   -----------   ----------   ----------   ----------
STATISTICAL DATA (UNAUDITED)(1):
  CABLE:
    Homes passed by cable(6)................    4,328,000      4,698,000     5,200,000    5,115,000    4,398,000    3,858,000
    Basic service subscribers...............    2,989,000      3,193,000     3,492,000    3,412,000    2,844,000    2,445,000
    Basic penetration(7)....................         69.1%          68.0%         67.2%        66.7%        64.7%        63.4%
    Number of premium television units(8)...    7,164,000      7,767,000     7,715,000    6,754,000    4,471,000    4,221,000
    Average number of premium units per
      basic subscriber(8)...................          2.4            2.4           2.2          2.0          1.6          1.7
    Average monthly revenue per basic
      subscriber(9).........................   $    49.93     $    46.57   $     44.38   $    42.56   $    38.53   $    36.71
  HIGH-SPEED INTERNET ACCESS:
    Homes released(10)......................    2,762,000      2,000,000       978,000      639,000      124,000           --
    Customers...............................      423,100        238,500        52,100       11,217        2,226           --
    Customers as a percentage of homes
      released..............................         15.3%          11.9%          5.3%         1.8%         1.8%          --
  FINANCIAL RATIOS AND OTHER DATA(1):
    Operating profit before depreciation and
      amortization to revenues..............         22.4%          22.3%         18.3%        22.1%        29.8%        35.2%
    Operating profit before depreciation and
      amortization to interest expense......          1.8x           1.8x          1.5x         1.8x         1.6x         1.7x

CASH FLOW DATA (DOLLARS IN THOUSANDS):        (UNAUDITED)
    Net cash provided by operating
      activities............................   $   45,849     $  124,588   $   274,117   $  400,072   $  241,463   $  170,114
    Net cash provided by (used in) investing
      activities............................      127,737       (523,959)   (1,031,512)    (468,423)    (248,616)    (741,748)
    Net cash provided by (used in) financing
      activities............................       89,436        374,646       646,234     (167,964)     405,682      567,914

---------------
 (1) The consolidated statement of operations, consolidated balance sheet and statistical data reflect various acquisitions and dispositions of cable television systems and other businesses during the periods presented from the time of acquisition or disposition. Acquisitions during the periods presented were accounted for under the purchase method of accounting and, accordingly, the acquisition costs were allocated to the net assets acquired based on their fair value, except for assets previously owned by Mr. Dolan, or affiliates of Mr. Dolan, which were recorded at historical cost. Acquisitions and dispositions included: the transaction with AT&T relating to our Massachusetts cable television systems in January 2001, the sale of our cable television systems in Ohio to Adelphia Communications in 2000, the sale of our cable television system in Michigan to Charter Communications in 2000, the acquisition of cable television systems from TCI in 1998, the acquisition of The WIZ in 1998, the acquisition in 1998 of Clearview Cinemas and of certain movie theaters from Loews Cineplex, the disposition of various cable television systems in 1998, including U.S. Cable, the acquisition of additional interests in MSG in 1997, the contribution of interests in certain programming partnerships and MSG to the Regional Programming Partners partnership with Fox Sports Networks, LLC in 1997, the exchange in 1997 of an interest in Rainbow Media Holdings for NBC-Rainbow Holding Inc.'s interest in various programming partnerships, the acquisition in 1997 from Warburg Pincus Investors of interests in partnerships that owned cable television systems in Nashoba and Framingham, Massachusetts, the acquisition by MSG in 1997 of Radio City Music Hall and the acquisitions in 1996 of Cablevision of Newark and the remaining interests in U.S. Cable.

 (2) Beginning with the acquisition of the assets associated with The WIZ consumer electronics store locations in February 1998, we recorded cost of sales related to these operations, which include the costs of merchandise sold, including associated freight costs, as well as store occupancy and buying costs.

 (3) In April 1996, we wrote off approximately $24.0 million of deferred interest and financing costs in connection with the refinancing of all indebtedness of V Cable and VC Holding, Inc. and the formation of Cablevision of Ohio. In September 1996, we wrote off approximately $10.7 million of deferred financing costs in connection with the refinancing of our credit agreement, and in the fourth quarter of 1996, an additional $3.1 million of deferred financing costs relating to our MFR subsidiary were written off in connection with a reorganization and refinancing of Cablevision MFR, Inc. In July 1997, we paid a premium of approximately $8.4 million to redeem our 10% Senior Subordinated Debentures due 2004 and wrote off deferred financing costs of approximately $5.3 million in connection therewith. Also in 1997, we wrote off deferred financing costs of $4.1 million in connection with the repayment of Cablevision of Ohio's bank debt and $6.5 million in connection with the amendment to and repayment of the term loans under the Madison Square Garden credit facility. In 1998, we paid a premium of $14.9 million to redeem the senior notes assumed by our CCG Holdings subsidiary in the Clearview Cinemas acquisition and wrote off deferred financing costs of $4.7 million in connection with the refinancing of our credit agreement. In 1999, we wrote off $4.4 million of deferred financing costs in connection with amendments to our credit agreement. In 2000, we wrote off $5.2 million of deferred financing costs in connection with amendments to, or termination of, our credit agreements. In 2001, we wrote off $14.0 million in deferred financing costs in connection with amendments to, or termination of, our credit agreements.

 (4) In July 1997, we redeemed the Series A convertible preferred stock of A-R Cable and recognized a gain principally representing the reversal of accrued preferred dividends in excess of amounts paid.

 (5) Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding. Potential dilutive common shares were not included in the computation as their effect would be antidilutive.

     Basic net income per share is computed by dividing net income by the weighted average common stock outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average common stock and common stock equivalents outstanding during the period.

     Earnings (loss) per share was calculated as if the tracking stock distribution occurred on January 1, 1998 and is presented individually for the Rainbow Media Group common stock and Cablevision NY Group common stock. Earnings (loss) per share attributed to Rainbow Media Group common stock and Cablevision NY Group common stock for the years ended 1997 and 1996 are not presented since the retroactive allocation is not practicable to compute.

 (6) Homes passed is based upon homes passed by cable actually marketed and does not include multiple dwelling units passed by the cable plant that are not connected to it.

 (7) Basic penetration represents basic service subscribers at the end of the period as a percentage of homes passed at the end of the period.

 (8) Data for 1996, 1997 and 1998 have been restated to conform to the 1999 and subsequent definition.

 (9) Based on recurring service revenues, excluding installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues, for the month of September or December, as the case may be, divided by the average number of basic subscribers for that month.

(10) Homes released are homes in areas that can be serviced by our high-speed cable modem service. Homes in additional areas are being released as we complete our cable plant upgrade and add other necessary equipment to support the high-speed cable modem business in those new areas. Homes released do not include multiple dwelling units passed by the cable plant that are not connected to it.

                                  RISK FACTORS

     You should consider carefully the risk factors described below, together with the other matters described in this prospectus or incorporated by reference, before deciding to invest in shares of Rainbow Media Group Class A tracking stock.

               RISKS RELATING TO CABLEVISION SYSTEMS CORPORATION

WE HAVE SUBSTANTIAL INDEBTEDNESS AND WE ARE HIGHLY LEVERAGED AS A RESULT, WHICH REDUCES OUR CAPABILITY TO WITHSTAND ADVERSE DEVELOPMENTS OR BUSINESS CONDITIONS.

     We have incurred, and we will continue to incur in the future, substantial amounts of indebtedness to finance operations, expand cable operations and acquire other cable television systems, programming networks, sources of programming and other businesses. We also have incurred, and we will continue to incur, indebtedness in order to offer new services like high-speed Internet access, digital video and interactive services and residential telephone service to present and potential customers. In addition, we have borrowed, and we will continue to borrow, money from time to time to refinance existing indebtedness and redeem our mandatorily redeemable preferred stock. At September 30, 2001, the total indebtedness of CSC Holdings and our other subsidiaries and CSC Holdings' preferred stock aggregated $8.2 billion.

     Because of our substantial indebtedness and CSC Holdings' mandatorily redeemable preferred stock, we are highly leveraged. This means that our payments on our borrowings and our mandatorily redeemable preferred stock are significant in relation to our revenues and cash flow. This leverage exposes us to significant risk in the event of downturns in our businesses, in our industries or in the economy generally, because although our cash flows would decrease in this scenario, our required payments in respect of indebtedness and preferred stock will not.

OUR FINANCIAL STATEMENTS REFLECT SUBSTANTIAL NET LOSSES AND A SIGNIFICANT STOCKHOLDERS' DEFICIENCY AND WE EXPECT THAT OUR NET LOSSES WILL CONTINUE AND REMAIN SUBSTANTIAL FOR THE FORESEEABLE FUTURE, WHICH MAY REDUCE OUR ABILITY TO RAISE NEEDED CAPITAL.

     We reported net losses of $800.6 million and $448.5 million for the years ended December 31, 1999 and 1998, respectively. In addition, we would have incurred significant net losses in 2000 and in the nine months ended September 30, 2001 had we not had substantial gains from sales of cable television systems to Charter Communications, Adelphia Communications Corporation and AT&T Corp. and the sale of a minority interest in certain national programming businesses to Metro-Goldwyn-Mayer, Inc., which led to net income applicable to our common stockholders for those periods. These net losses primarily reflect our high interest expense, preferred stock dividends of CSC Holdings (reflected as minority interests) and depreciation and amortization charges, which we expect will continue to increase. We believe that our net losses will continue and remain substantial for the foreseeable future.

     Our continuing operating losses may limit our ability to raise needed financing, or to do so on favorable terms, as those losses are taken into account by the organizations that issue investment ratings on our indebtedness. Our debt ratings are below the "investment grade" category, which results in higher borrowing costs as well as a reduced pool of potential purchasers of our debt as some investors will not purchase debt securities that are not rated in an investment grade rating category.

WE MUST RAISE SIGNIFICANT AMOUNTS OF FUNDING OVER THE NEXT SEVERAL YEARS TO FINANCE OUR CAPITAL EXPENDITURES PROGRAM AND THE FAILURE TO DO SO SUCCESSFULLY COULD ADVERSELY AFFECT OUR BUSINESS.

     Our business is very capital intensive. Operating, maintaining and upgrading our cable television plant require significant amounts of cash payments to third parties. In addition, we are incurring, and will continue to incur, significant expenses to start up and operate new businesses, like high-speed Internet access, digital cable service and residential telephone service, and to roll out the non-Long Island based commercial telephone business.

     We will not be able to generate sufficient cash internally to finance our planned capital expenditures, to repay our indebtedness at maturity and redeem CSC Holdings' redeemable exchangeable preferred stock at the mandatory redemption dates. Accordingly, we will have to do one of the following:

     - raise additional capital, through debt or equity issuances or both,

     - cancel or scale back current and future spending programs, or

     - sell assets or interests in one or more of our businesses.

     However, you should not assume that we will be able to raise any required additional capital or to do so on favorable terms. If we are unable to pursue our current and future spending programs, we may be forced to cancel or scale back those programs. Our choice of which spending programs to cancel or reduce may be limited. Failure to successfully pursue our capital expenditure and other spending plans could materially and adversely affect our ability to compete effectively.

OUR ABILITY TO MEET OUR OBLIGATIONS AND MAKE PAYMENTS ON OUR CAPITAL STOCK MAY BE RESTRICTED BY LIMITATIONS ON OUR SUBSIDIARIES' ABILITY TO SEND US FUNDS.

     Cablevision conducts no operations and has no source of funds from operations. The ability of CSC Holdings and our other subsidiaries to make payments and distributions to us and, accordingly, our ability to meet our obligations and to make payments on our capital stock, depends upon a number of factors relating to our subsidiaries. These factors include the contractual and legal restrictions discussed under "Description of Rainbow Media Group Class A Tracking Stock -- Dividends", as well as our subsidiaries' financial results, financial condition and other business considerations. In addition, our right to receive any assets of our subsidiaries upon their liquidation or reorganization, and, as a result, the right of the holders of our Rainbow Media Group Class A tracking stock to participate in those assets, will be effectively subordinated to the claims of creditors, including trade creditors, and the holders of preferred stock of CSC Holdings and our subsidiaries.

     As a result of these limitations, Cablevision may lack the necessary funds to make dividend and other payments on our Rainbow Media Group tracking stock.

OUR ABILITY TO INCUR DEBT AND THE USE OF OUR FUNDS ARE LIMITED BY SIGNIFICANT RESTRICTIVE COVENANTS IN OUR FINANCING AGREEMENTS.

     Our credit agreement and some of our debt instruments contain various financial and operating covenants which, among other things, require the maintenance of financial ratios and restrict the relevant borrower's ability to incur debt from other sources and to use funds for various purposes, including investments in some subsidiaries. Violation of these covenants could result in a default which would permit the parties who have lent money under our credit agreement and such other debt instruments to:

     - restrict our ability to borrow undrawn funds under our credit agreement, and

     - require the immediate repayment of the borrowings under our credit agreement and such other debt instruments.

     These events would be likely to have a material adverse effect on the trading prices, and the value, of our Rainbow Media Group tracking stock.

A SIGNIFICANT AMOUNT OF OUR BOOK VALUE CONSISTS OF INTANGIBLE ASSETS THAT MAY NOT GENERATE CASH IN THE EVENT OF A VOLUNTARY OR INVOLUNTARY SALE.

     At September 30, 2001, we reported $10.3 billion of consolidated total assets, of which $2.8 billion were intangible. Intangible assets include assets like franchises from city and county governments to operate cable television systems, affiliation agreements, amounts representing the cost of some acquired assets in excess of their fair value and some deferred costs associated with past financings, acquisitions and other transactions. While we believe that our intangible assets are appropriately valued, you should not assume that we would receive any cash from the voluntary or involuntary sale of these intangible assets, particularly if we were not continuing as an operating business.

AS A RESULT OF THEIR CONTROL OF US, THE DOLAN FAMILY HAS THE ABILITY TO PREVENT OR CAUSE A CHANGE IN CONTROL OR APPROVE OR PREVENT CERTAIN ACTIONS BY US.

     As of September 30, 2001, our chairman, Charles F. Dolan, owned less than 1% of the Cablevision NY Group Class A common stock and the Rainbow Media Group Class A tracking stock, 54.2% of the Cablevision NY Group Class B common stock and the Rainbow Media Group Class B tracking stock and 41.4% of the total voting power of all the outstanding common stock. In addition, as of September 30, 2001, certain trusts for the benefit of members of his family owned 2.4% of the Cablevision NY Group Class A common stock and the Rainbow Media Group Class A tracking stock, 45.8% of the Cablevision NY Group Class B common stock and the Rainbow Media Group Class B tracking stock and 35.4% of the total voting power of all the outstanding common stock. The Dolan family is therefore able to prevent or cause a change in control of Cablevision and no person interested in acquiring Cablevision or the assets and businesses comprising the Rainbow Media Group or the Cablevision NY Group will be able to do so without obtaining the consent of the Dolan family.

     As a result of Mr. Dolan's stock ownership and the stock ownership of his family members, Mr. Dolan has the power to elect all the directors of Cablevision subject to election by holders of Rainbow Media Group Class B tracking stock and Cablevision NY Group Class B common stock. In addition, Dolan family members may control stockholder decisions on matters in which holders of all classes and series of Cablevision common stock vote together as a single class or in which there are separate class votes of the Rainbow Media Group tracking stock or the Cablevision NY Group common stock. These matters could include the amendment of some provisions of Cablevision's certificate of incorporation and the approval of fundamental corporate transactions.

     In addition, because the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Rainbow Media Group Class B tracking stock and Cablevision NY Group Class B common stock, voting separately as a class, is required to approve:

     - the authorization or issuance of any additional shares of Class B stock, and

     - any amendment, alteration or repeal of any of the provisions of Cablevision's certificate of incorporation that adversely affects the powers, preferences or rights of the Class B stock;

the Dolan family members also have the power to prevent such issuance or amendment. The voting rights of the Class B stock beneficially owned by Mr. Dolan and his spouse will not be modified as a result of any transfer of legal or beneficial ownership of the Class B stock.

WE HAVE GRANTED REGISTRATION RIGHTS COVERING A PORTION OF OUR SHARES, WHICH COULD RESULT IN SUBSTANTIAL SALES OF OUR COMMON STOCK AND WHICH COULD LEAD TO A DECREASE IN THE MARKET PRICE OF OUR COMMON STOCK.

     We have granted registration rights to various shareholders, including Charles F. Dolan and some Dolan family interests, AT&T subsidiaries and NBC-Rainbow Holding.

     The direct or indirect subsidiaries of AT&T holding the 24,471,086 shares of Rainbow Media Group Class A tracking stock included in this registration statement have certain registration rights with respect to their shares of Cablevision common stock. On August 8, 2001, we entered into an agreement with AT&T pursuant to which we agreed to file the registration statement of which this prospectus is a part. AT&T has advised us that, concurrently with this offering, one or more of its subsidiaries intend to enter into prepaid forward contracts under which a trust will agree to purchase up to 9,791,336 shares of Rainbow Media Group Class A tracking stock in a separate transaction. See "Selling Shareholders". If the sale of shares by AT&T covered by this prospectus and the purchase contemplated by the prepaid forward contracts occur and the two related over-allotment options are exercised in full, AT&T will have sold all of its shares of Rainbow Media Group Class A tracking stock; however, we understand that AT&T will have the right to settle the prepaid forward contracts in cash. In that event, if certain conditions are satisfied, AT&T will continue to own those shares and may have certain registration rights with respect to those shares. See "Selling Shareholders".

     We have also granted NBC-Rainbow Holding registration rights with respect to the 44,700,000 shares of Rainbow Media Group Class A tracking stock it will receive upon exchange of its Rainbow Media Holdings equity securities over a period of up to nine years.

     Sales of or other transactions relating to a substantial number of shares of Class A common stock or Class B common stock of either Group, including the sales by AT&T of its Rainbow Media Group Class A tracking stock, the prepaid forward contracts described above, other contracts entered into by AT&T relating to its shares of Rainbow Media Group Class A tracking stock, or sales of or other transactions relating to the shares of Cablevision NY Group Class A common stock beneficially owned by AT&T, could adversely affect the market price of the Class A common stock of either or both Groups and could impair our future ability to raise capital through an offering of our equity securities.

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS COULD RESTRICT OUR ABILITY TO OPERATE OUR BUSINESS AS WE CURRENTLY DO.

     The FCC and state and local governments extensively regulate the basic rates we may charge our customers for video services. They also regulate us in other ways that affect the daily conduct of our video delivery and video programming businesses, our telephone business and, possibly in the future, our high-speed Internet access business. Any action by the FCC, the states of New York, New Jersey or Connecticut, or concerted action by local regulators, the likelihood or extent of which we cannot predict, could have a material financial effect on us.

RECENT FCC AND CONGRESSIONAL ISSUES MAY AFFECT OUR BUSINESSES.

     A federal appellate court recently held unconstitutional the FCC's national 30% limit on the number of households that any cable company can serve. This ruling could affect us because of AT&T's investment in Cablevision through its acquisition of TCI. The FCC recently began a proceeding to determine whether to adopt a new national limit.

     Some parties have proposed federal, state and local requirements that would force cable systems to provide carriage to third-party Internet service providers in addition to services the system itself provides, such as Cablevision's Optimum Online. The FCC thus far has rejected these requests, but federal and state legislation has been introduced that would require this access. We cannot predict at this time whether or to what extent legislation might be successful. Several federal court decisions have invalidated local franchising authority requirements that the cable system in the community provide access to all third-party Internet service providers. Some local franchising authorities where we operate might attempt to impose a similar requirement on us. Faced with this uncertainty, the FCC opened an inquiry into how to classify the provision of this service by a cable system, and could reverse its position and impose regulatory obligations on such a service. The issue of classification of this service also came before the Supreme Court on October 2, 2001, in a case challenging certain FCC utility pole attachment rules.

OUR CURRENT FRANCHISES ARE GENERALLY NON-EXCLUSIVE AND OUR FRANCHISORS NEED NOT RENEW OUR FRANCHISES.

     Our cable television systems are operated primarily under non-exclusive franchise agreements with local government franchising authorities, in some cases with the approval of state cable television authorities. Consequently, our business is dependent on our ability to obtain and renew our franchises. Although we have never lost a franchise as a result of a failure to obtain a renewal, our franchises are subject to non-renewal or termination under some circumstances.

     In some cases, franchises have not been renewed at expiration, and we operate under either temporary operating agreements or without a license while negotiating renewal terms with the franchising authorities.

OUR FINANCIAL PERFORMANCE MAY BE HARMED BY THE SIGNIFICANT AND CREDIBLE RISK OF COMPETITION IN OUR CABLE TELEVISION BUSINESS.

     We compete with a variety of television programming distribution systems, including:

     - broadcast television stations,

     - direct broadcast satellite systems,

     - multichannel multipoint distribution services,

     - satellite master antenna systems, and

     - private home dish earth stations.

For example, two direct broadcasting satellite systems are now operational in the United States. These direct broadcast satellite systems have attracted large subscriber bases, a significant portion of which are persons who were, or would have been, cable television subscribers. Echostar, one operator of a direct broadcast satellite system, has agreed to acquire Hughes, which operates the DirecTV direct broadcast satellite system. Cable systems also compete with the entities that make videotaped movies and programs available for home rental.

     The Telecommunications Act of 1996 gives telephone companies and other video providers the option of providing video programming to subscribers through "open video systems", a wired video delivery system similar to a cable television system that may not require a local cable franchise. RCN, an open video system operator that teams with electric utilities, is currently competing with us in parts of New York City and New Jersey. Additional video competition to cable systems is possible from new wireless microwave services authorized by the FCC.

     In addition, the Telecommunications Act of 1996 permits a telephone company to provide video programming to subscribers in its telephone service territory. Southern New England Telephone Co. in Connecticut obtained a statewide franchise to construct and operate cable television systems in several communities in which we currently hold cable franchises, and began offering service in competition with us, but has now successfully petitioned the state to discontinue its video operations. In addition to now being able to compete with us for video customers, telephone companies are substantial competitors to our high-speed Internet access and switched telephone businesses.

WE FACE INTENSE COMPETITION IN OBTAINING CONTENT FOR OUR PROGRAMMING BUSINESSES.

     Rainbow Media Holdings competes with other programming networks to secure desired programming. Most of Rainbow Media Holdings' programming is obtained through agreements with other parties that have produced or own the rights to such programming. Competition for such programming will increase as the number of programming networks increases. Other programming networks that are affiliated with programming sources such as movie or television studios, film libraries or sports teams may have a competitive advantage over Rainbow Media Holdings in this area. For example, on June 20, 2001, YankeeNets exercised its right to buy back for $30 million MSG's rights to broadcast 85 New York Yankees baseball games during 2002. YankeeNets had received this buy back option in connection with the settlement of a lawsuit between MSG Network and YankeeNets relating to future telecast rights of New York Yankees baseball games. MSG Network has derived significant revenues from the New York Yankees telecast rights, including $33 million, $46 million and $51 million of advertising and broadcasting revenues in 1998, 1999 and 2000. Additionally, MSG Network (including Fox Sports Net New York) recorded total affiliate revenues of $173 million, $193 million and $232 million in 1998, 1999 and 2000. These affiliate revenues are not directly associated with any specific MSG Network programming, which also includes telecasts of the New York Knicks and New Jersey Nets professional basketball teams, the New York Rangers, New York Islanders and New Jersey Devils professional hockey teams, the New York Mets professional baseball team, the New York Liberty professional women's basketball team and a variety of other sports programming. The loss of the future telecast rights of New York Yankees baseball games could have a material adverse effect on the revenues and results of operations of MSG Network.

                RISK FACTORS RELATING TO THE RAINBOW MEDIA GROUP

THE RAINBOW MEDIA GROUP HAS A HISTORY OF NET LOSSES AND IT MAY NOT REPORT NET INCOME IN THE FUTURE.

     The Rainbow Media Group has historically sustained net losses. It sustained net losses of $22.2 million in 1998, $19.3 million in 1999 and $8.7 million in 2000, with losses attributed to common stock of $21.5 million, $19.4 million and $16.1 million, respectively.

     A number of the Rainbow Media Group's programming operations have a limited operating history and are expected to continue to generate significant net losses for the next several years. The Rainbow Media Group also intends to develop new programming networks that may also generate significant operating losses and it may not report net income in the future.

THE REVENUES OF THE BUSINESSES IN THE RAINBOW MEDIA GROUP HAVE GROWN RAPIDLY, BUT WE CANNOT ASSURE THAT THE PACE OF GROWTH WILL CONTINUE.

     Revenues for the businesses in the Rainbow Media Group have grown rapidly, increasing 28% in 1999, 34% in 2000 and 21% for the first nine months of 2001 as compared to the first nine months of 2000. While 16% of the 2000 increase and 1% of the interim 2001 increase resulted from acquisitions, the majority of the increase in revenues has been the result of growth in subscribers, rate increases and higher advertising revenues.

     Following the events of September 11, the already weak advertising markets worsened, which has resulted in a lower rate of advertising growth for the national and regional entertainment networks in the Rainbow Media Group. There can be no assurances that the advertising markets will improve or that other areas of the businesses in the Rainbow Media Group will continue to exhibit the rapid rate of growth. If the advertising markets do not improve or if our national and regional entertainment networks are not able to continue to increase the number of subscribers or the rates that they charge to distributors, the pace of growth of revenues for those businesses will not continue.

THE RAINBOW MEDIA GROUP WILL REQUIRE SIGNIFICANT ADDITIONAL FUNDING FOR INVESTMENTS IN NEW PROGRAMMING CONTENT AND SERVICES.

     The Rainbow Media Group will require significant additional funding for investments in new programming content and services. The Rainbow Media Group does not expect that it will be able to raise sufficient funds internally to fund these investments. Accordingly, it will have to obtain the funds from bank credit facilities, equity capital, public debt securities, or a combination thereof, or cancel or scale back these investments; however, no assurances as to the Rainbow Media Group's ability to raise the necessary funding can be provided.

NEW DISTRIBUTION TECHNOLOGIES MAY FUNDAMENTALLY CHANGE THE WAY THE RAINBOW MEDIA GROUP DISTRIBUTES ITS CHANNELS AND COULD SIGNIFICANTLY DECREASE ITS REVENUES.

     Digital technology is likely to accelerate the convergence of broadcast, telecommunications, internet and other media and could result in material changes in the economics, regulations, intellectual property usage and technical platforms on which the Rainbow Media Group's business relies, including lower revenues for our existing programming services and generally lower retail rates for all video services. The Rainbow Media Group's plans for the launch of new programming networks rely on the strength of digital penetration. These changes will fundamentally affect the scale, source and volatility of the Rainbow Media Group's revenue streams, cost structures and profitability, and may require the Rainbow Media Group to significantly change its operations. There is a risk that the Rainbow Media Group's business and prospects will be harmed by these changes and that the Rainbow Media Group will not identify or adapt to them as quickly as its competitors do.

THE RAINBOW MEDIA GROUP'S SUCCESS DEPENDS UPON THE AVAILABILITY OF PROGRAMMING THAT IS ADEQUATE IN QUANTITY AND QUALITY.

     The Rainbow Media Group's success depends upon the availability of programming that is adequate in quantity and quality. In particular, the national entertainment networks depend upon the availability of films and music in their niche markets and the regional sports networks depend upon the availability of local sports programming, especially professional sports programming.

     The national entertainment networks are parties to film rights agreements giving the networks the right to carry certain films during certain window periods. The regional sports networks are parties to sports rights agreements giving the networks the right to carry all or a portion of the games of local professional sports teams. These rights agreements expire at varying times, may be terminated by the other party if we are not in compliance with the terms of the agreement and, in the case of all sports rights agreements, are subject to league rules and regulations.

     We cannot assure you that the Rainbow Media Group will ultimately be successful in negotiating renewals of its rights agreements or in negotiating adequate substitute rights agreements in the event that its rights agreements expire or are terminated.

THE RAINBOW MEDIA GROUP IS COMMITTED TO MAKE SUBSTANTIAL PAYMENTS OVER EXTENDED PERIODS OF TIME UNDER NUMEROUS CONTRACTS RELATING TO THE ACQUISITION OF PROGRAMMING.

     The Rainbow Media Group has entered into numerous contracts relating to the acquisition of programming, including rights agreements with film companies and professional and other sports teams. These contracts typically require substantial payments over extended periods of time.

THE RAINBOW MEDIA GROUP'S SUCCESS DEPENDS UPON THE EXISTENCE OF AGREEMENTS WITH A LIMITED NUMBER OF DISTRIBUTORS FOR ITS PROGRAMMING.

     The Rainbow Media Group's success depends upon the existence of agreements between its programming networks and cable system operators and other distributors. Existing affiliation agreements of the Rainbow Media Group's programming networks expire at various dates and, as described below, some are due to expire at the end of 2001 or are not evidenced by executed agreements. The loss of any of those significant distributors could potentially severely impact its business and results of operations. In addition, in some cases, if a distributor is acquired, the affiliation agreement of the acquiring distributor will govern following the acquisition. In those circumstances, the acquisition of a distributor that is party to one or more affiliation agreements with the Rainbow Media Group on terms that are more favorable to us could adversely impact our business and results of operations.

SOME OF AMC'S AND BRAVO'S AFFILIATION AGREEMENTS WILL EXPIRE IN 2001 AND WE CANNOT ASSURE YOU THAT THEY WILL BE RENEWED.

     Affiliation agreements covering 7% of AMC's basic subscribers and 8% of Bravo's basic subscribers expire by the end of 2001 and other of these affiliation agreements expire beginning in 2003. Failure to renew these AMC and Bravo affiliation agreements could have a material adverse effect on the businesses of AMC and Bravo and on the Rainbow Media Group. In addition, we cannot assure you that, even if these affiliation agreements are renewed, that the renewal rates will equal or exceed the rates that are currently being charged. In addition, certain parties have the right to terminate their affiliation agreements prior to the expiration of their term under certain circumstances:

CERTAIN AFFILIATION ARRANGEMENTS ARE NOT EVIDENCED BY EXECUTED AGREEMENTS AND COULD BE TERMINATED BY THE DISTRIBUTOR AT ANY TIME.

     Certain affiliation arrangements that we are party to are not evidenced by written agreements. We cannot assure you that the Rainbow Media Group will ultimately be successful in negotiating definitive documentation of these affiliation arrangements or that the counterparties will continue to carry our networks under these arrangements at the rates currently being paid. Loss of affiliation arrangements with these parties could have a material adverse effect on the business of the Rainbow Media Group.

IF THE RAINBOW MEDIA GROUP'S PROGRAMMING DECLINES IN POPULARITY, ITS ADVERTISING REVENUES COULD FALL AND ITS CONTRACTS WITH ITS DISTRIBUTORS MAY NOT BE RENEWED.

     The financial success of the Rainbow Media Group's programming depends partly upon unpredictable and volatile factors beyond its control, such as:

     - viewer preferences,

     - the strength of the advertising market,

     - competing programming, and

     - the availability of other entertainment activities.

     A shift in viewer preferences could cause the Rainbow Media Group's programming to decline in popularity, which could cause a decline in advertising fee revenues and could jeopardize renewal of its contracts with distributors. The Rainbow Media Group may not be able to anticipate and react effectively to shifts in tastes and interests in its markets. A decline in available advertising expenditures by advertisers could also cause a decline in fee revenues regardless of a change in viewer preferences. In addition, the Rainbow Media Group's competitors may have more flexible programming arrangements, as well as greater volumes of production, distribution and capital resources, and may be able to react more quickly to shifts in tastes and interests. We cannot assure you that the Rainbow Media Group will be able to maintain the success of any of its current programming, or generate sufficient demand and market acceptance for its new programming.

THE RAINBOW MEDIA GROUP WILL INCUR SIGNIFICANT FUNDING REQUIREMENTS IN ORDER TO INTRODUCE NEW SERVICES AND ADAPT TO TECHNOLOGICAL CHANGE.

     The cable and satellite television industry has been, and is likely to continue to be, subject to:

     - frequent introductions of new services and alternative technologies, including new technologies for providing video services, and

     - rapid and significant technological change, including continuing developments in technology, such as digital technology, which do not presently have widely accepted standards.

     The Rainbow Media Group's future success will depend, in part, on its ability to anticipate and adapt to technological changes and to offer, on a timely basis, services that meet customer demands and evolving industry standards. The introduction of new services may require the Rainbow Media Group to obtain significant additional funding.

THE RAINBOW MEDIA GROUP COMPETES WITH OTHER COMPANIES IN THE ENTERTAINMENT INDUSTRY.

     The Rainbow Media Group also competes, in varying degrees, with other leisure-time activities such as broadcast television, the internet, radio, online services, print media, personal computers, motion picture theaters, video cassettes, sporting events and other alternative sources of entertainment and information for total entertainment dollars in the marketplace.

     When distribution is obtained, the programming offered by the Rainbow Media Group competes, in varying degrees, for viewers and advertisers with programming networks, broadcast television, pay-per-view, video-on-demand, and other content offered on cable television and other programming distribution systems. On other mediums, the Rainbow Media Group competes with other content and services available to the consumer through online services. We cannot assure you that the Rainbow Media Group will be able to compete effectively.

     If the Rainbow Media Group is unable to compete effectively with large diversified entertainment companies that have substantially greater resources than it has, its operating margins and market share could be reduced, and the growth of its business inhibited.

THE RAINBOW MEDIA GROUP'S RELATIONSHIP WITH THE CABLEVISION NY GROUP COULD CREATE CONFLICTS OF INTEREST.

     The Rainbow Media Group and the Cablevision NY Group have differing interests in the pricing for the services that the Rainbow Media Group delivers to the Cablevision NY Group. The Cablevision NY Group's affiliation agreements with the Rainbow Media Group are generally favorable to the Cablevision NY Group, reflecting the Cablevision NY Group's support of the Rainbow Media Group's development of programming services.

THE RAINBOW MEDIA GROUP'S BUSINESS IS LIMITED BY REGULATORY CONSTRAINTS.

     Although the Rainbow Media Group's programming business is not directly regulated by the Federal Communications Commission under the Communications Act of 1934, to the extent that regulations and laws, either presently in force or proposed, hinder or stimulate the growth of the cable television and satellite industries, the business of the Rainbow Media Group will be affected. Certain FCC regulations affect Rainbow Media Group more directly. For instance, because of Cablevision's ownership of the businesses in the Rainbow Media Group, those businesses are required by the Federal Communications Act under certain circumstances to sell their programming services to any multichannel video programming distributor and are precluded from entering into exclusive contracts with any cable operator. The latter limitation is currently under review by the FCC, but we cannot predict the outcome of that review at this time. Other FCC requirements, such as closed-captioning of programming for the hearing impaired and "must carry" obligations that require cable operators to give broadcasters preferential access to channel space, also affect the Rainbow Media Group's businesses.

     The regulation of cable television services and satellite carriers is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements must be anticipated. We cannot assure you that the Rainbow Media Group's business will not be adversely affected by future legislation, new regulation or deregulation.

                    RISK FACTORS RELATING TO TRACKING STOCK

     The Rainbow Media Group tracking stock and the Cablevision NY Group common stock are both "tracking stocks" issued by Cablevision. The following risk factors focus on the risk of investing in our Rainbow Media Group tracking stock, which is the series of our tracking stock offered in this offering. However, the risks of tracking stock apply equally to both series of tracking stock, unless we indicate otherwise.

THE MARKET PRICE OF RAINBOW MEDIA GROUP TRACKING STOCK MAY NOT REFLECT THE PERFORMANCE OF THE RELEVANT BUSINESSES AND INTERESTS OF THE RAINBOW MEDIA GROUP AS WE INTEND.

     We cannot assure you that the market price of Rainbow Media Group tracking stock will in fact reflect the performance of the Rainbow Media Group as we intend. Holders of Rainbow Media Group tracking stock continue to be common stockholders of Cablevision and, as such, are subject to all risks associated with an investment in Cablevision and all of our businesses, assets and liabilities. A tracking stock and its terms are complex and investors may not fully understand them. The market price of Rainbow Media Group Class A tracking stock could simply reflect the performance of Cablevision as a whole, or the market price could more independently reflect the performance of the business of the Rainbow Media Group. Investors may discount the value of the Rainbow Media Group stock because it is part of a common enterprise rather than a stand-alone entity.

THE MARKET PRICE OF RAINBOW MEDIA GROUP CLASS A TRACKING STOCK COULD BE ADVERSELY AFFECTED BY EVENTS INVOLVING THE CABLEVISION NY GROUP OR THE PERFORMANCE OF THE CABLEVISION NY GROUP CLASS A COMMON STOCK.

     Events, such as earnings announcements or announcements of new products or services and acquisitions or dispositions that the market does not view favorably and thus adversely affect the market price of Cablevision NY Group Class A common stock, may adversely affect the market price of the Rainbow Media Group Class A tracking stock. Because both series are common stock of Cablevision, an adverse market reaction to one series of stock may, by association, cause an adverse reaction to the other series of stock. This could occur even if the triggering event was not material to Cablevision as a whole. In addition, the market price of both the Cablevision NY Group Class A common stock and the Rainbow Media Group Class A tracking stock may be adversely affected if investors have difficulties understanding the complex nature of the terms of each of these stocks.

HOLDERS OF RAINBOW MEDIA GROUP TRACKING STOCK ARE COMMON STOCKHOLDERS OF CABLEVISION AND ARE, THEREFORE, SUBJECT TO RISKS ASSOCIATED WITH AN INVESTMENT IN CABLEVISION AS A WHOLE, EVEN IF THEY DO NOT OWN CABLEVISION NY GROUP COMMON STOCK.

     The issuance of tracking stock does not change the legal title to any assets or responsibility for any liabilities and does not affect the rights of any of our creditors. The Rainbow Media Group and the Cablevision NY Group are not separate legal entities and as such cannot own assets, issue securities or enter into legally binding agreements. Consequently:

     - Holders of Rainbow Media Group tracking stock and Cablevision NY Group common stock do not have any legal rights related to specific assets of either the Rainbow Media Group or the Cablevision NY Group and, in any liquidation, will receive a share of the net assets of Cablevision based on the relative market capitalization of Rainbow Media Group tracking stock and Cablevision NY Group common stock rather than on any assessment of their respective actual values.

     - If the cash flow of either the Rainbow Media Group or the Cablevision NY Group is insufficient to satisfy any debt owed by that Group or any inter-Group loans, both the Rainbow Media Group and the Cablevision NY Group would be adversely affected. In addition, our charter does not prevent us from using the assets attributed to the Rainbow Media Group to satisfy the liabilities attributed to the Cablevision NY Group.

     - The assets we attribute to the Rainbow Media Group could be subject to the liabilities attributed to the Cablevision NY Group, even if those liabilities arise from lawsuits, contracts or indebtedness that we attribute to the Cablevision NY Group.

     - The financial results and condition of the Cablevision NY Group could adversely affect the Rainbow Media Group's ability to pay dividends.

     - Any dividends or distributions on, or repurchases of, either series of common stock will reduce the assets of Cablevision legally available for dividends on both that series and the other series.

     Accordingly, you should read the financial information for each Group together with the financial information for the other Group and for Cablevision.

HOLDERS OF RAINBOW MEDIA GROUP TRACKING STOCK MAY NOT HAVE ANY REMEDIES IF ANY ACTION BY DIRECTORS OR OFFICERS HAS AN ADVERSE EFFECT ON A CLASS OF STOCK RELATED TO THE RAINBOW MEDIA GROUP.

     Holders of Rainbow Media Group tracking stock and Cablevision NY Group common stock do not have shareholder rights associated with traditional common stock. Having two series of common stock could give rise to occasions when the interests of holders of one series might diverge or appear to diverge from the interests of holders of the other series. In addition, due to the extensive relationships between the Rainbow Media Group and the Cablevision NY Group, there may be inherent conflicts of interest between the two Groups. Under Delaware law, officers and directors of Cablevision owe fiduciary duties to all of

Cablevision's stockholders, and decisions deemed to be in the best interest of Cablevision may not be in the best interest of a Group when considered on its own.

     Under the principles of Delaware law, you may not be able to challenge decisions that have a disparate impact upon holders of Rainbow Media Group tracking stock and Cablevision NY Group common stock if our board of directors:

     - is disinterested and adequately informed with respect to such decisions, and

     - acts in good faith and in the honest belief that it is acting in the best interests of all of Cablevision's stockholders.

MARKET PRICES OF EITHER SERIES OF STOCK MAY BE ADVERSELY AFFECTED BY OUR BOARD OF DIRECTORS' DECISIONS THAT AFFECT THE RAINBOW MEDIA GROUP AND THE CABLEVISION NY GROUP DIFFERENTLY.

     Our board of directors, in its sole discretion, will make operational and financial decisions and implement policies that will affect the businesses of the Rainbow Media Group and the Cablevision NY Group differently, including, for example, establishing the terms of transactions between the Rainbow Media Group and the Cablevision NY Group, and the allocation of costs and expenses, assets, liabilities, business opportunities, resources and personnel between the two Groups. In addition, it is within our board's sole discretion to change, eliminate or add to the treasury activities described in our amended charter. For example, cash proceeds from the issuance of securities by the Rainbow Media Group may be loaned to or invested in entities in the Cablevision NY Group. Such actions may benefit one Group and the common stockholders of that Group and disadvantage the other Group and the common stockholders of that Group.

OUR BOARD OF DIRECTORS MAY CHANGE OUR TRACKING STOCK POLICY STATEMENT TO THE DETRIMENT OF ONE GROUP WITHOUT STOCKHOLDER APPROVAL.

     Our tracking stock policy statement is set forth under "Description of Rainbow Media Group Class A Tracking Stock -- Tracking Stock Policy Statement". Our board of directors may at any time change, or make exceptions to, the policies set forth in our tracking stock policy statement with respect to the relationships between the Groups or other matters, or may adopt additional policies, without stockholder approval. A decision to change, or make exceptions to, these policies or adopt additional policies could disadvantage the holders of one series of common stock, and advantage the holders of another series of common stock.

STOCKHOLDERS WILL NOT VOTE ON HOW TO ALLOCATE CONSIDERATION RECEIVED IN CONNECTION WITH A MERGER INVOLVING ALL OF CABLEVISION AMONG HOLDERS OF RAINBOW MEDIA GROUP TRACKING STOCK AND HOLDERS OF CABLEVISION NY GROUP COMMON STOCK.

     Our amended charter does not contain any provisions governing how consideration received in connection with a merger or consolidation involving all of Cablevision is to be allocated between holders of Rainbow Media Group tracking stock and holders of Cablevision NY common stock. In any such merger or consolidation, the different ways our board of directors may divide the consideration might have materially different results. As a result, the consideration to be received by holders of Rainbow Media Group tracking stock in any such merger or consolidation may be materially less valuable than the consideration they would have received if they had a separate class vote on such merger or consolidation.

WE MAY DISPOSE OF ASSETS OF EITHER THE RAINBOW MEDIA GROUP OR THE CABLEVISION NY GROUP WITHOUT YOUR APPROVAL.

     Delaware law requires stockholder approval only for a sale or other disposition of all or substantially all of the assets of Cablevision. As long as the assets attributed to either the Rainbow Media Group or the Cablevision NY Group represent less than substantially all of Cablevision's assets, we may approve sales and other dispositions of any amount of the assets of that Group without any stockholder approval. For example, based on the initial composition of the Rainbow Media Group, a sale of all of the Rainbow Media Group would not be considered a sale of substantially all the assets of Cablevision.

IF OUR BOARD OF DIRECTORS CAUSES A SEPARATION OF THE RAINBOW MEDIA GROUP FROM CABLEVISION, ANY OR ALL SERIES OF STOCK MAY SUFFER A LOSS IN VALUE.

     Our board of directors may, without stockholder approval, declare that all outstanding shares of Rainbow Media Group tracking stock will be exchanged for shares of one or more wholly-owned subsidiaries of Cablevision that own all of the assets and liabilities attributed to the Rainbow Media Group. Such an exchange would result in the subsidiary or subsidiaries becoming independent of Cablevision. If our board of directors chooses to exchange shares of Rainbow Media Group tracking stock:

     - the market value of the subsidiary shares received in that exchange could be or become more or less than the market value of the tracking stock exchanged; and/or

     - the market value of Cablevision NY Group common stock could decrease from its market value before the exchange.

     The market value of the subsidiary shares and/or Cablevision NY Group common stock may decrease in part because the subsidiary and/or our remaining businesses may no longer benefit from the advantages of doing business under common ownership with the other Group.

HOLDERS OF A SERIES OF STOCK MAY RECEIVE LESS CONSIDERATION UPON A SALE OF THE ASSETS ATTRIBUTED TO THEIR GROUP THAN IF THEIR GROUP WERE A SEPARATE COMPANY.

     If we sell 80% or more of the properties and assets attributed to either Group and the Group to which the sold assets were attributed were a separate, independent company and its shares were acquired by another person, certain costs of that sale, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of a separate, independent company might receive a greater amount than the net proceeds that would be received by the holders of the stock related to that Group.

HOLDERS OF A SERIES OF STOCK MAY RECEIVE LESS RETURN ON THEIR INVESTMENT UPON A CHANGE OF CONTROL THAN IF THEY WERE STOCKHOLDERS OF A SEPARATE COMPANY.

     If the Rainbow Media Group and the Cablevision NY Group were separate independent companies, any person interested in acquiring either the Rainbow Media Group or the Cablevision NY Group without negotiating with management could seek control of that entity by obtaining control of its outstanding voting stock by purchasing shares from the Dolan family or by means of a tender offer or proxy contest. However, a person interested in acquiring only one Group without negotiation with Cablevision's management could obtain control of that Group only by obtaining control of the outstanding voting stock of Cablevision. This may hinder potential acquirers of one Group's assets and therefore prevent holders of such Group's stock from achieving additional return on their investment related to such acquisition.

HOLDERS OF THE SERIES OF STOCK HAVING THE MAJORITY OF THE VOTES WILL BE IN CONTROL OF CABLEVISION SINCE THE HOLDERS OF RAINBOW MEDIA GROUP TRACKING STOCK GENERALLY VOTE TOGETHER AS A SINGLE CLASS WITH HOLDERS OF CABLEVISION NY GROUP COMMON STOCK.

     Holders of Rainbow Media Group tracking stock and Cablevision NY Group common stock vote together as a single class, except in certain limited circumstances provided under our amended charter and under Delaware law, such as amendments to our amended charter adversely affecting one class. Each share of Cablevision NY Group common stock has two times the voting power of a share of Rainbow Media Group tracking stock of the same class. When holders of Rainbow Media Group tracking stock and Cablevision NY Group common stock vote together as a single class, holders of the series of common stock having a majority of the votes will be in a position to control the outcome of the vote even if the matter involves a conflict of interest between holders of Rainbow Media Group tracking stock and holders of Cablevision NY common stock.

     The issuance of common stock of one series, like any issuance of common stock, would dilute the voting rights of holders of common stock of each other series.

CERTAIN TERMS OF THE TRACKING STOCK MAY AFFECT THE MARKET PRICE OF RAINBOW MEDIA GROUP TRACKING STOCK.

     Certain terms of Rainbow Media Group tracking stock and Cablevision NY Group common stock may adversely affect the trading price of Rainbow Media Group tracking stock or Cablevision NY Group common stock. These terms include the right of our board of directors to exchange shares of Rainbow Media Group tracking stock for shares of Cablevision NY Group common stock and the discretion of our board of directors to make various determinations regarding inter-Group relationships or enter into transactions between the Groups.

THE VALUES OF RAINBOW MEDIA GROUP TRACKING STOCK AND CABLEVISION NY GROUP COMMON STOCK MAY DECLINE DUE TO FURTHER ISSUANCES OF RAINBOW MEDIA GROUP TRACKING STOCK OR CABLEVISION NY GROUP COMMON STOCK.

     Our amended charter allows our board of directors, in its sole discretion, to issue authorized but unissued shares of common stock. Our board of directors may issue Rainbow Media Group tracking stock or Cablevision NY Group common stock to, among other things:

     - raise capital,

     - provide compensation or benefits to employees,

     - pay stock dividends, or

     - acquire companies or businesses.

OUR BOARD OF DIRECTORS MAY IN ITS SOLE DISCRETION ELECT TO CONVERT RAINBOW MEDIA GROUP TRACKING STOCK INTO CABLEVISION NY GROUP COMMON STOCK, THEREBY CHANGING THE NATURE OF YOUR INVESTMENT AND POSSIBLY DILUTING YOUR ECONOMIC INTEREST IN CABLEVISION, RESULTING IN A LOSS IN VALUE.

     Our charter permits our board of directors, in its sole discretion, to convert all of the outstanding shares of Rainbow Media Group tracking stock into shares of Cablevision NY Group common stock at any time after March 29, 2002 on specified terms. A conversion would preclude the holders of stock in both Groups from retaining their investment in a security that is intended to reflect separately the performance of the related Group. We cannot predict the impact on the market prices of Rainbow Media Group tracking stock or Cablevision NY Group common stock of our board of directors' ability to effect any such conversion or the effect, if any, that the exercise by Cablevision of this conversion right would have on the market price of Rainbow Media Group tracking stock or Cablevision NY Group common stock prevailing at such time.

IF CABLEVISION WERE TO BE LIQUIDATED, AMOUNTS DISTRIBUTED TO HOLDERS OF EACH SERIES MAY NOT BEAR ANY RELATIONSHIP TO THE VALUE OF THE ASSETS ATTRIBUTED TO THE GROUPS.

     The liquidation rights of the holders of the respective series of stock are determined in accordance with each Group's respective market capitalization at the time of liquidation. However, we cannot assure you that the relative market capitalization of each Group will correctly reflect the value of the net assets remaining and attributed to the Groups after satisfaction of outstanding liabilities.

RISK FACTORS RELATING TO TAXATION OF RAINBOW MEDIA GROUP CLASS A TRACKING STOCK

THE FEDERAL INCOME TAX CONSEQUENCES OF OWNING RAINBOW MEDIA GROUP CLASS A TRACKING STOCK ARE NOT CERTAIN.

     No statutory, judicial or administrative authority directly addresses the treatment of the Rainbow Media Group Class A tracking stock or instruments similar to the Rainbow Media Group Class A tracking stock for United States federal income tax purposes. As a result, some United States federal income tax consequences of the purchase, ownership and disposition (including conversion and exchange) of the Rainbow Media Group Class A tracking stock are not certain. For further information, please read the section entitled "United States Tax Consequences". You should consult your own tax advisor about the tax consequences of your investment in Rainbow Media Group Class A tracking stock.

DISTRIBUTIONS, IF ANY, ON THE RAINBOW MEDIA GROUP CLASS A TRACKING STOCK MAY NOT BE ELIGIBLE FOR THE DIVIDENDS-RECEIVED DEDUCTION THAT IS GENERALLY ALLOWED TO UNITED STATES CORPORATIONS.

     We believe that we do not presently have any current or accumulated earnings and profits as determined under United States federal income tax principles and that it is likely that we will not have current or accumulated earnings and profits for the foreseeable future. Distributions, if any, on the Rainbow Media Group Class A tracking stock that are made at a time when we do not have current or accumulated earnings and profits will not qualify as dividends and consequently will not be eligible for the dividends-received deduction that is generally allowed to United States corporations. For additional information, please read the section entitled "United States Tax Consequences -- Distributions".

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference statements that constitute forward-looking information within the meaning of the securities laws including the statements under "2001 Outlook" and "Liquidity and Capital Resources" in our September 30 Form 10-Q. All statements that are not historical facts are "forward-looking statements". The words "estimate", "project", "intend", "expect", "believe", "anticipate" and similar expressions identify forward-looking statements. These forward-looking statements include statements regarding the expected financial position, business, financing plans, business prospects, revenues, cash flow, pro forma cash flow, working capital, liquidity, capital expenditures, cable network rebuild, subscriber growth, interest costs and income, in each case relating to our company as a whole, the Rainbow Media Group, the Cablevision NY Group, and our business segments, including our Madison Square Garden segment.

     Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, but are not limited to:

- the level of our revenues,

- subscriber demand and growth, including demand for and growth of (1) our digital cable service, which are impacted by competition from other services, such as DBS, and (2) our national and regional entertainment networks, which are impacted by the introduction of competing services and economic trends and the other factors set forth below,

- the cost of programming and industry conditions,

- general economic conditions in the areas in which we operate, which may continue to be impacted by the current recessionary economy and the continuing effects of the September 11 terrorist attacks on the World Trade Center and the Pentagon,

- the demand for advertising time and space, which may continue to be impacted by the current recessionary economy and the continuing effects of the September 11 terrorist attacks on the World Trade Center and the Pentagon,

- the regulatory environment in which we operate,

- the level of our capital expenditures and whether our capital expenditures increase as expected,

- the level of our expenses, including costs of our new services, such as expenses related to the development of our high speed data services and the introduction of our digital services,

- pending and future acquisitions and dispositions of assets,

- market demand for new services,

- whether any pending uncompleted transactions are completed on the terms and at the times set forth, if at all,

- competition from existing competitors and new competitors entering our franchise areas,

- financial community and rating agency perceptions of our business, operations, financial condition, and the industry in which we operate, and

- other risks and uncertainties inherent in the cable television business, the programming and entertainment businesses and our other businesses.

     We believe these forward-looking statements are reasonable; however, these statements are based on current expectations. Forward-looking statements speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable federal securities laws.

     In light of these risks, uncertainties and assumptions, the forward-looking statements and events discussed in this prospectus might not be achieved or occur as planned. For more information on the uncertainty of forward-looking statements, see "Risk Factors" herein and in our Form 10-K and our Form 10-Qs, incorporated by reference in this prospectus.

                    ADDITIONAL INFORMATION ABOUT CABLEVISION

     All information contained in this prospectus relating to AT&T or to the proposed or potential methods of distribution of Rainbow Media Group Class A tracking stock covered hereby and all information contained in this prospectus regarding the equity trust securities, the trust, the prepaid forward purchase contracts and the proposed offering of equity trust securities has been supplied by AT&T. We have not been involved in the formation of the trust (including establishing the terms of the equity trust securities), and the securities issued or held by the trust may be subject to factors unrelated to us and our Rainbow Media Group Class A tracking stock.

     It is contemplated that this prospectus will be provided only to persons who are prospective purchasers of the equity trust securities and that these persons will simultaneously receive from the trust or the underwriters of the equity trust securities a trust prospectus relating to the offer and sale of the equity trust securities. This prospectus is not intended, and has not been authorized to be used, for any purpose other than to provide legally required information to prospective purchasers of equity trust securities who also have received the trust prospectus.

     You should rely only on the information contained in and incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that included or incorporated by reference in this prospectus. AT&T is offering to sell, and seeking offers to buy, shares of Rainbow Media Group Class A tracking stock only in jurisdictions where such offers and sales are permitted.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports and other information with the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional office: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains a Web site that contains reports, proxy statements and other information about issuers, like Cablevision, who file electronically with the SEC. The address of that site is http://www.sec.gov. These reports and other information also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     You can obtain free of charge documents incorporated by reference in, but not delivered with, this prospectus by requesting them in writing or by telephone from us at the following:

                        CABLEVISION SYSTEMS CORPORATION
                              1111 STEWART AVENUE
                            BETHPAGE, NEW YORK 11714
                         ATTENTION: INVESTOR RELATIONS
                                 (516) 803-2300

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you in this section directly to those documents. The information incorporated by reference is considered to be part of this prospectus. In addition, the information that we file with the SEC in the future will automatically update and supersede information contained in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities being offered hereby are sold:

 CABLEVISION SYSTEMS CORPORATION COMMISSION
         FILINGS (FILE NO. 1-14764)                     PERIOD COVERED OR DATE FILED
--------------------------------------------    --------------------------------------------
Annual Report on Form 10-K, as supplemented
  by our Form 10-K/A filed on April 30,
  2001, and as amended by our Form 10-K/A
  filed on July 16, 2001 and our Form 10-K/A
  filed on August 29, 2001 (our "Form 10-K")    Fiscal year ended December 31, 2000
Quarterly Report on Form 10-Q, as amended by
  our Form 10-Q/A filed on July 16, 2001 and
  our Form 10-Q/A filed on August 29, 2001
  (our "March 31 Form 10-Q")                    Fiscal quarter ended March 31, 2001
Quarterly Report on Form 10-Q (our "June 30
  Form 10-Q")                                   Fiscal quarter ended June 30, 2001
Quarterly Report on Form 10-Q (our
  "September 30 Form 10-Q", and with our
  March 31 Form 10-Q and our June 30 Form
  10-Q, our "Form 10-Qs")                       Fiscal quarter ended September 30, 2001
Form 8-A                                        March 9, 2001
Form 8-K                                        January 10, 2001
Form 8-K                                        February 5, 2001
Form 8-K                                        August 9, 2001
Form 8-K                                        October 5, 2001

     Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for the purpose of this prospectus to the extent that a subsequent statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                    PRICE RANGE OF CABLEVISION COMMON STOCK

PRICE RANGE OF CABLEVISION SYSTEMS CORPORATION CLASS A COMMON STOCK

     The following table sets forth for the periods indicated the intra-day high and low sales prices per share of the Cablevision Systems Corporation Class A common stock prior to its re-designation as Cablevision NY Group Class A common stock on March 30, 2001, as reported on the NYSE.

                                                               HIGH         LOW
                                                              ------       ------
YEAR ENDED DECEMBER 31, 1999:
First Quarter...............................................  $77 7/16     $49 7/8
Second Quarter..............................................  $91 7/8      $60 1/2
Third Quarter...............................................  $79 3/8      $67 1/4
Fourth Quarter..............................................  $80 1/8      $58 7/8
YEAR ENDED DECEMBER 31, 2000:
First Quarter...............................................  $86 7/8      $55
Second Quarter..............................................  $72 5/8      $57 9/16
Third Quarter...............................................  $72 5/8      $62 5/16
Fourth Quarter..............................................  $85 3/16     $66 1/4
YEAR ENDING DECEMBER 31, 2001:
First Quarter through March 29, 2001........................  $91.50       $75.90

PRICE RANGE OF RAINBOW MEDIA GROUP CLASS A TRACKING STOCK

     The following table sets forth for the periods indicated the intra-day high and low sales prices per share of Rainbow Media Group Class A tracking stock after the initial issuance and distribution on March 30, 2001, as reported on the NYSE.

                                                               HIGH         LOW
                                                              ------       ------
YEAR ENDING DECEMBER 31, 2001:
First Quarter (as of March 30, 2001)........................  $26.00       $23.90
Second Quarter..............................................  $27.70       $19.00
Third Quarter...............................................  $28.00       $18.20
Fourth Quarter (through December 12, 2001)..................  $25.10       $19.50

     As of September 30, 2001, we had approximately 994 holders of record of Rainbow Media Group Class A tracking stock. See the cover page of this prospectus for the last reported sales price as of a recent date of Rainbow Media Group Class A tracking stock as reported on the NYSE.

                                DIVIDEND POLICY

     We have never paid dividends on our common stock and we currently intend to retain any earnings to finance our operations, repay our indebtedness, redeem at maturity CSC Holdings' redeemable exchangeable preferred stock and fund future growth. We do not expect to pay dividends on Rainbow Media Group tracking stock or Cablevision NY Group common stock for the foreseeable future. See "Description of Rainbow Media Group Class A Tracking Stock -- Dividends".

                                USE OF PROCEEDS

     All of the shares of Rainbow Media Group Class A tracking stock to which this prospectus relates are owned by AT&T. We will not receive any of the proceeds from the offering of the shares of Rainbow Media Group Class A tracking stock covered by this prospectus.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of September 30, 2001 and as adjusted to reflect the redemption on November 1, 2001 of $300 million of our senior subordinated notes due 2005 and $150 million of our senior subordinated notes due 2006. As described in footnote (1) below, all of our long-term debt and preferred stock, other than Rainbow Media Holdings bank indebtedness of $4.3 million at September 30, 2001, have been attributed to the Cablevision NY Group.

                                                              AS OF SEPTEMBER 30, 2001(1)
                                                              ---------------------------
                                                               HISTORICAL    AS ADJUSTED
                                                              ------------   ------------
                                                                (DOLLARS IN THOUSANDS)
                                                                       UNAUDITED
Cash........................................................  $   300,962    $   184,796
                                                              ===========    ===========
Long-term debt:
  Restricted Group(2):
     Bank indebtedness(3)...................................  $         0    $   350,541
     Senior Notes...........................................    2,494,822      2,494,822
     Senior Debentures......................................    1,195,791      1,195,791
     Senior Subordinated Notes..............................      451,337             --
     Senior Subordinated Debentures.........................      599,086        599,086
     Capitalized lease obligations..........................       33,480         33,480
                                                              -----------    -----------
     Total Restricted Group.................................    4,774,516      4,673,720
  Unrestricted Group(2):
     Collateralized indebtedness from monetization
      transactions(4).......................................    1,558,965      1,558,965
     Rainbow Media Holdings bank indebtedness...............        4,292          4,292
     MSG bank indebtedness..................................      210,000        210,000
     Cablevision Electronics bank indebtedness..............       78,641         78,641
     Capitalized lease obligations and other................       52,290         52,290
                                                              -----------    -----------
       Total Unrestricted Subsidiaries......................    1,904,188      1,904,188
                                                              -----------    -----------
          Total long-term debt..............................    6,678,704      6,577,908
                                                              -----------    -----------
  CSC Holdings Series H Redeemable Exchangeable Preferred
     Stock(5)...............................................      434,181        434,181
                                                              -----------    -----------
  CSC Holdings Series M Redeemable Exchangeable Preferred
     Stock(5)...............................................    1,110,113      1,110,113
                                                              -----------    -----------
  Stockholders' deficiency:
     Cablevision NY Group Class A common stock, $.01 par
      value, 800,000,000 shares authorized, 133,153,534
      shares issued and outstanding.........................        1,332          1,332
     Cablevision NY Group Class B common stock, $.01 par
      value, 320,000,000 shares authorized, 42,145,986
      shares issued and outstanding.........................          421            421
     Rainbow Media Group Class A tracking stock, $.01 par
      value, 600,000,000 shares authorized, 72,235,074
      shares issued and outstanding.........................          722            722
     Rainbow Media Group Class B tracking stock, $.01 par
      value, 160,000,000 shares authorized, 21,072,993
      shares issued and outstanding.........................          211            211
     Paid-in capital........................................      938,882        938,882
     Accumulated deficit....................................   (2,281,747)    (2,301,937)
                                                              -----------    -----------
       Total stockholders' deficiency.......................   (1,340,179)    (1,360,369)
                                                              -----------    -----------
          Total capitalization..............................  $ 6,882,819    $ 6,761,833
                                                              ===========    ===========

                                                   (footnotes on following page)

---------------

(1) All long-term debt and preferred stock, other than "Rainbow Media Holdings bank indebtedness" of $4.3 million at September 30, 2001, have been attributed to the Cablevision NY Group. Of our "Historical" and "As Adjusted" cash, $125.0 million and $8.8 million, respectively, have been attributed to the Cablevision NY Group. The balance of our cash is attributable to the Rainbow Media Group. See the consolidated financial statements of the Rainbow Media Group and the Cablevision NY Group in our Form 10-K and our Form 10-Qs for a description of the assets and liabilities that have been attributed to the Rainbow Media Group and the Cablevision NY Group.

(2) For financing purposes, we are structured as a Restricted Group and an Unrestricted Group. Our Restricted Group includes: (1) all of our cable operations, which are located primarily in and around the New York City metropolitan area, including Long Island, and (2) the Long Island-based commercial telephone operations of our subsidiary, Cablevision Lightpath. Our Unrestricted Group includes primarily (1) Rainbow Media Holdings, (2) Rainbow Advertising, which sells advertising time on behalf of our cable television systems, certain of Rainbow Media Holdings' programming networks and some unaffiliated cable television systems, (3) CSC Technology, Inc., our subsidiary engaged in research and development of new technology, (4) The WIZ, (5) Clearview Cinemas, (6) our interest in Northcoast Communications, LLC, a wireless personal communications services business,
    (7) our shares of common stock of AT&T, Adelphia, Charter and AT&T Wireless Services, and (8) our interest in a direct broadcast satellite business.

(3) See "Management's Discussion and Analysis -- Liquidity and Capital Resources" in our Form 10-K and our Form 10-Qs and our consolidated financial statements for a description of the bank indebtedness of CSC Holdings. These amounts do not include approximately $51.9 million reserved under CSC Holdings' credit agreement for letters of credit issued on its behalf. Certain of CSC Holdings' restricted subsidiaries have guaranteed its borrowings under its credit agreement.

(4) These obligations are secured by our shares of Charter, Adelphia, AT&T and AT&T Wireless Services common stock, held as investment securities.

(5) At our election, this series of preferred stock may be exchanged for senior subordinated debentures of CSC Holdings in a principal amount corresponding to the liquidation value of the preferred stock.

                                    BUSINESS

OVERVIEW

     We are one of the largest cable operators in the United States. We also have investments in cable programming networks, entertainment businesses and telecommunications companies. As of September 30, 2001, we served about 3 million cable television subscribers in and around the New York City metropolitan area, making us the seventh largest cable operator in the United States based on the number of subscribers. Through Rainbow Media Holdings we own interests in and manage numerous national and regional programming networks, the Madison Square Garden sports and entertainment business and cable television advertising sales companies. Through Cablevision Lightpath, we provide switched telephone services and high-speed Internet access to the business market. We also own or have interests in a number of related businesses and companies that include The WIZ (a chain of 43 consumer electronics stores), Clearview Cinemas (a chain of 63 movie theaters) and Northcoast Communications, LLC (a wireless personal communications services business).

     In March 2001, we created and distributed to our stockholders one share of our Rainbow Media Group tracking stock for each two outstanding shares of Cablevision common stock and redesignated each share of Cablevision common stock into one share of Cablevision NY Group common stock. The Rainbow Media Group Class A tracking stock trades on the NYSE under the symbol "RMG" and the redesignated Cablevision NY Group Class A common stock continues to trade on the NYSE under the symbol "CVC". The Rainbow Media Group tracking stock is intended to reflect the separate economic performance of certain of the businesses and interests of Rainbow Media Holdings, including its national and selected regional programming assets. Cablevision NY Group common stock is intended to reflect the performance of our assets and businesses not attributed to the Rainbow Media Group.

     The Cablevision NY Group includes the following businesses and interests:

     - our cable television business, including the residential telephone and high-speed cable modem businesses,

     - our commercial telephone and Internet operations of our Lightpath business,

     - our New York City metropolitan area sports and entertainment businesses, including Madison Square Garden, professional sports teams, Radio City Music Hall, MSG Network and Fox Sports Net New York,

     - the electronics retail operations of Cablevision Electronics, also known as The WIZ,

     - our movie theater business, doing business as Clearview Cinemas,

     - our MetroChannels, which feature local sports, news, educational and other programming in the New York City metropolitan area,

     - News 12 Networks, a regional news business in the New York City metropolitan area,

     - our advertising sales representation business,

     - the common stock of Charter received in September 2000 upon the sale of the Kalamazoo, Michigan cable television systems,

     - the common stock of Adelphia received in November 2000 upon the sale of the cable television systems in the greater Cleveland, Ohio metropolitan area,

     - the common stock of AT&T received in January 2001 upon the sale of cable television systems in Boston and eastern Massachusetts,

     - our interest in certain direct broadcast satellite assets, and

     - our interest in Northcoast Communications, LLC, a wireless personal communications services business.

     We also own a 76.5% interest in the equity of Rainbow Media Holdings. Certain of Rainbow Media Holdings' national programming assets and investments are attributed to the Rainbow Media Group and include:

     - Rainbow Media Holdings' ownership interest in five nationally distributed 24-hour entertainment programming networks (with Rainbow Media Holdings' ownership interest in parenthesis):

      -- American Movie Classics (80%),

      -- Bravo (80%),

      -- The Independent Film Channel (80%),

      -- WE: Women's Entertainment (80%), and

      -- MuchMusic USA (100%),

     - Rainbow Media Holdings' 60% ownership interest in the following regional sports networks owned by Regional Programming Partners, which Rainbow Media Holdings manages under the Fox Sports Net name:

      -- Fox Sports Net Ohio, and

      -- Fox Sports Net Florida,

     - Rainbow Media Holdings' 30% ownership interest in the following regional sports networks owned by Regional Programming Partners, all of which Rainbow Media Holdings manages under the Fox Sports Net name:

      -- Fox Sports Net New England,

      -- Fox Sports Net Chicago, and

      -- Fox Sports Net Bay Area,

     - Rainbow Media Holdings' 50% ownership interest in National Sports Partners, which owns and distributes Fox Sports Net,

     - Rainbow Media Holdings' 50% ownership interest in National Advertising Partners, which provides national advertising representation services to all of the Fox Sports Net regional sports networks,

     - Rainbow Network Communications, a full service network programming origination and distribution company,

     - Sterling Digital LLC, a company designed to develop new niche audience programming, and

     - Rainbow Media Holdings' 48% ownership interest in Regional Sports News, a regional sports news business.

CORPORATE STRUCTURE

     The following chart sets forth the ownership and structure of Cablevision and the businesses and interests in the Rainbow Media Group and the Cablevision NY Group. Entities within the Rainbow Media Group are in gray boxes.

[FLOW CHART]
---------------

(1) In connection with the distribution of the Rainbow Media Group tracking stock, NBC was given the right to exchange its 26% interest in Rainbow Media Holdings equity securities over a period of up to nine years for a 34% interest in Rainbow Media Group tracking stock, based on the number of shares of Rainbow Media Group tracking stock outstanding on the date of the tracking stock distribution. See "Arrangements with NBC" in our Form 10-K. Thus far, NBC has exchanged a 2.5% interest in Rainbow Media Holdings equity securities for Rainbow Media Group tracking stock.

CABLE TELEVISION, MODEM AND TELEPHONY OPERATIONS

     Our cable television, modem and telephony operations are wholly attributed to the Cablevision NY Group.

GENERAL

     Our cable television revenues are derived principally from monthly fees paid by subscribers. In addition to recurring subscriber revenues, we derive revenues from the sales of pay-per-view movies and events, from the sale of advertising time on advertiser supported programming and from installation charges. Certain services and equipment provided by substantially all of our cable television systems are subject to regulation.

     As of September 30, 2001, our cable television systems served approximately 2,989,000 subscribers, primarily in the greater New York metropolitan area.

     The following table sets forth certain statistical data regarding our cable television and high-speed Internet access operations as of the dates indicated.

                                               AS OF                  AS OF DECEMBER 31,
                                           SEPTEMBER 30,    --------------------------------------
                                               2001            2000          1999          1998
                                           -------------    ----------    ----------    ----------
CABLE:
  Homes passed by cable(1)...............    4,328,000       4,698,000     5,200,000     5,115,000
  Basic cable service subscribers........    2,989,000       3,193,000     3,492,000     3,412,000
  Basic cable service subscribers as a
     percentage of homes passed..........         69.1%           68.0%         67.2%         66.7%
  Number of premium cable television
     units(2)............................    7,164,000       7,767,000     7,715,000     6,754,000
  Average number of premium cable units
     per basic subscriber at period
     end(2)..............................          2.4             2.4           2.2           2.0
  Average monthly revenue per basic Cable
     subscriber(3).......................   $    49.93      $    46.57    $    44.38    $    42.56
HIGH-SPEED INTERNET ACCESS:
  Homes released(4)......................    2,762,000       2,000,000       978,000       639,000
  Customers..............................      423,100         238,500        52,100        11,217
  Customers as a percentage of homes
     released............................         15.3%           11.9%          5.3%          1.8%

---------------
(1) Homes passed is based upon homes actually marketed and does not include multiple dwelling units passed by the cable plant that are not connected to it.

(2) Data for 1998 has been restated to conform to the 1999 and subsequent definition.

(3) Based on recurring service revenues, excluding installation charges and certain other non-recurring revenues such as pay-per-view, advertising and home shopping revenues for the month of September or December, as the case may be, divided by the average number of basic subscribers for that month.

(4) Homes released are homes in areas that can be serviced by our high-speed cable modem service. Homes in additional areas are being released as we complete our cable plant upgrade and add other necessary equipment to support the high-speed cable modem business in those new areas. Homes released do not include multiple dwelling units passed by the cable plant that are not connected to it.

SUBSCRIBER RATES AND SERVICES; MARKETING AND SALES

     Our cable television systems offer a package of services, generally marketed as "Family Cable", which includes, among other programming, broadcast network local affiliates and independent television stations and certain other news, information and entertainment channels such as CNN, CNBC, ESPN and MTV. For additional charges, our cable television systems provide certain premium services such as HBO, Showtime, The Movie Channel, Starz and Cinemax, which may be purchased either individually (in conjunction with Family Cable) or in combinations or in tiers.

     In addition, our cable television systems offer a basic package which includes broadcast network local affiliates and public, educational or governmental channels and certain leased access channels. We also have a branded product offering called "Optimum TV", which packages all of the premium networks available on our cable systems at discounted prices.

     Since our existing cable television systems are substantially fully built, our sales efforts are primarily directed toward increasing penetration and revenues in our franchise areas. We market our cable television services through in-person selling, as well as telemarketing, direct mail advertising, promotional campaigns and local media and newspaper advertising.

     Certain services and equipment (converters supplied to subscribers) provided by substantially all of our cable television systems are subject to regulation. See "Regulation -- Cable Television -- 1992 Cable Act" in our Form 10-K.

SYSTEM CAPACITY

     We are engaged in an ongoing effort to upgrade the technical capabilities of our cable plant and to increase channel capacity for the delivery of additional programming and new services. Our cable television systems have a minimum capacity of 42 channels. Currently 95% of our homes are served by at least 77 channels and 71% of the total plant (based upon plant miles) is 750 MHZ, two-way interactive capable. As a result of ongoing upgrades, we expect that by December 2001 approximately 97% of our subscribers will be served by systems having a capacity of at least 77 channels and 84% of the total plant (based upon plant miles) will be 750 MHZ, two-way interactive capable. All of the system upgrades either completed or underway will utilize fiber optic cable.

PROGRAMMING

     Adequate programming is available to our systems from a variety of sources, including from Rainbow Media Holdings and affiliates of Fox Entertainment Group, Inc. and NBC. Program suppliers' compensation is typically a fixed, per subscriber monthly fee based, in most cases, either on the total number of subscribers of the cable systems and certain of its affiliates, or on the number of subscribers subscribing to the particular service. The programming contracts are generally for a fixed period of time and are subject to negotiated renewal. Cable programming costs have increased in recent years and are expected to continue to increase due to additional programming being provided to most subscribers, increased costs to produce or purchase cable programming and other factors. We believe that our systems will continue to have access to programming services at reasonable price levels.

FRANCHISES

     Our cable systems are operated in New York, New Jersey and Connecticut under non-exclusive franchise agreements with state or municipal franchising authorities. Franchising authorities generally charge a franchise fee of up to 5% of certain of our revenues derived from the operation of a cable system within such locality. As permitted by law, these fees are generally collected from subscribers and remitted to the local franchising authority.

     Franchise agreements are usually for a term of ten to 15 years from the date of grant, although some renewals have been for shorter terms, generally between five and ten years in length. Some of the franchises grant us an option to renew upon expiration of the initial term. With the exception of one franchise that has expired, one that expires in 2002 and one that expires in 2003, the remainder of our ten largest franchises expire between 2007 and 2010.

     In situations where a franchise has expired or not been renewed, we normally operate under temporary authority granted by the state cable television regulatory agencies, while negotiating renewal terms with franchising authorities. The Cable Communications Policy Act of 1984 (the "1984 Cable Act") and the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") provide significant procedural protections for cable operators seeking renewal of their franchises. In connection with a renewal, a franchise authority may impose different and more stringent terms. We are currently operating under temporary authority in one of our ten largest franchises.

     Franchises usually require the consent of franchising authorities prior to the sale, assignment, transfer or change in ownership or control of our cable systems. Federal law generally provides localities with 120 days to consider such requests.

RECENT CABLE TELEVISION SYSTEM SALES

     In September 2000, we completed the sale of our cable television system serving Kalamazoo, Michigan (which served approximately 49,500 subscribers on the closing date) to Charter in exchange for 11,173,376 shares of Charter common stock valued at approximately $165.5 million at closing.

     In November 2000, we completed the sale of our cable television systems in the greater Cleveland, Ohio metropolitan area (which served approximately 312,700 subscribers on the closing date) to Adelphia for total consideration of $1.35 billion ($991 million in cash and 10,800,000 shares of Adelphia class A common stock valued at approximately $359.1 million at closing).

     In January 2001, we completed the exchange of our cable television systems in Boston and eastern Massachusetts (which served approximately 362,000 subscribers on the closing date) to AT&T in exchange for AT&T's cable systems in certain northern New York suburbs (which served approximately 130,000 subscribers on the closing date), 44,260,932 shares of AT&T common stock valued at approximately $893.5 million at closing and $293.2 million in cash.

CABLE MODEM SERVICES

     Our cable modem operations are attributed to the Cablevision NY Group.

     We provide residential high-speed cable modem Internet access in portions of the greater New York City metropolitan area and parts of southern Connecticut. High-speed Internet access is provided to customers through a cable modem device that we sell at a discount, either directly or through 25 of our The WIZ stores, to customers who agree to subscribe to the service for a specified period.

     The high-speed cable modem Internet access service, marketed as "Optimum Online", served approximately 423,100 cable modem subscribers at September 30, 2001 for an overall penetration rate of 15.3% of homes released. Homes released are homes that can be serviced by our high-speed cable modem service. We believe that our cable modem penetration has been driven, in part, by a large number of customers installing the necessary equipment without the need for a service call. Cable modems sold through our The WIZ stores include a self-installation kit that is designed to enable customers to install the cable modem without the need for a service call.

TELEPHONY

     Our telephony operations are attributed to the Cablevision NY Group.

     Through Lightpath, a competitive local exchange carrier, we provide basic and advanced local telecommunications services to the business market in portions of the greater New York City metropolitan area. Lightpath provides a full range of local dial tone, switched services, private line and advanced networking features on the local and long distance levels on its own facilities and network. As of September 30, 2001, Lightpath serviced over 745 buildings with 75,925 access lines.

     As of September 30, 2001, we also provided residential telephone services to approximately 12,900 subscribers in Long Island, New York and parts of Southern Connecticut.

THE WIZ

     Our retail electronics operations are attributed to the Cablevision NY
Group.

     In February 1998, Cablevision Electronics acquired substantially all of the assets associated with 40 The WIZ consumer electronics stores. The WIZ is an electronics retailer selling primarily video and audio equipment, home office equipment, compact discs and other pre-recorded music, digital video discs, and VHS video and other pre-recorded movies. The WIZ currently has 43 stores, all in the New York City metropolitan area.

OTHER ASSETS AND INVESTMENTS

     Our other assets and investments listed below are attributed to the Cablevision NY Group.

     - Clearview Cinema Group, Inc., which operates a chain of 63 movie theaters in the New York metropolitan area, totalling 290 movie screens,

     - A 49.9% interest in Northcoast Communications, LLC, a wireless personal communications services business, which began serving customers in April 2001,

     - A 50% interest in R/L DBS Company LLC, a joint venture with Loral Space and Communications, Ltd., which holds certain frequencies granted by the FCC for the operation of a direct broadcast satellite business. A transaction to increase our interest to 100% is pending. See "Other Investments -- The Company's investment in a DBS business is attributed to CNYG" in our Form 10-K, and "Notes to Condensed Consolidated Financial Statements of Cablevision Systems Corporation and Subsidiaries -- Note
       13. Investments" in our September 30 Form 10-Q.

     - Cable television advertising sales,

     - 11,173,376 shares of Charter common stock (all of which have been monetized under collateralized pre-paid forward contracts),

     - 10,800,000 shares of Adelphia common stock (all of which have been monetized under collateralized pre-paid forward contracts),

     - 44,260,932 shares of AT&T common stock (all of which have been monetized under collateralized pre-paid forward contracts), and

     - 14,243,166 shares of AT&T Wireless common stock (all of which have been monetized under collateralized pre-paid forward contracts).

PROGRAMMING AND ENTERTAINMENT OPERATIONS

  General

     We conduct our programming activities through Rainbow Media Holdings, a company currently 76.5% owned by us and 23.5% by NBC. In connection with the distribution of the Rainbow Media Group tracking stock, NBC was given the right to exchange its 26% interest in Rainbow Media Holdings equity securities over a period of up to nine years for a 34% interest in Rainbow Media Group Class A tracking stock, based on the number of shares of Rainbow Media Group Class A and Class B tracking stock outstanding on the date of the tracking stock distribution. See "Arrangements with NBC" in our Form 10-K. Thus far, NBC has exchanged a portion of its interest in Rainbow Media Holdings equity securities equal to approximately 2.5% of the outstanding equity for Rainbow Media Group Class A tracking stock.

     Rainbow Media Holdings' businesses include national and regional programming networks, the Madison Square Garden sports and entertainment business and television advertising sales companies. We attribute certain of our programming and entertainment operations to the Cablevision NY Group and others to the Rainbow Media Group.

NATIONAL ENTERTAINMENT PROGRAMMING NETWORKS

     The following nationally distributed entertainment networks, which acquire, produce and license programming throughout the United States, are attributed to the Rainbow Media Group:

     - American Movie Classics, or AMC (80% owned by Rainbow Media
       Holdings) -- A 24-hour movie network with contractual rights to one of the most comprehensive libraries of classic films and a diverse blend of original series and documentaries.

     - Bravo (80% owned by Rainbow Media Holdings) -- The first national cable network for the performing arts. Bravo features films and performing arts programming, including jazz, classical music, ballet, opera, dance, and theatrical performances, as well as original programs on the arts.

     - The Independent Film Channel, or IFC (80% owned by Rainbow Media Holdings) -- The first network dedicated to independent films and related features and programming.

     - WE: Women's Entertainment (originally Romance Classics and currently 80% owned by Rainbow Media Holdings) -- A 24-hour entertainment service for women featuring recent hit movies, original biographies and lifestyle programs.

     - MuchMusic USA (a wholly-owned subsidiary of Rainbow Media Holdings) -- A 24-hour, all-music entertainment programming network which features musical series and concerts, as well as music videos featuring rock, pop, alternative, blues, metal and rap.

     In April 2001, MGM acquired a 20% interest in four Rainbow Media Holdings' programming services (AMC, Bravo, IFC and WE: Women's Entertainment) for $825 million in cash, reducing Rainbow Media Holdings' interest in those services to 80%.

REGIONAL PROGRAMMING PARTNERS

     Regional Programming Partners, which is 60% owned by Rainbow Media Holdings and 40% owned by Fox Sports Networks, LLC ("Fox"), owns various businesses and assets, including the following:

     Madison Square Garden (attributed to the Cablevision NY Group). Madison Square Garden, a sports and entertainment company that owns and operates the Madison Square Garden Arena and the adjoining Theater at Madison Square Garden, the New York Knickerbockers professional basketball team, the New York Rangers professional hockey team, the New York Liberty professional women's basketball team, the Hartford Wolf Pack professional hockey team, the Madison Square Garden Network, Fox Sports Net New York and Radio City Entertainment (which operates Radio City Music Hall in New York City). Additionally, Madison Square Garden manages and operates the Hartford Civic Center in Connecticut.

     MetroChannels (attributed to the Cablevision NY Group). MetroChannels provides local sports, news, educational and other programming to the New York metropolitan area.

     Regional Sports Networks (attributed to the Rainbow Media Group). Regional Sports Networks has a 100% interest in two regional sports networks, in Ohio and Florida, operating under the Fox Sports Net name and has a 50% interest in three other regional sports networks, in Chicago, New England and the Bay Area, also operating under the Fox Sports Net name. Rainbow Media Holdings manages each of these regional sports networks, which are distributed in their respective regions.

OTHER SERVICES AND OPERATIONS

     Rainbow Media Holdings has various other services and operations, which are attributed to the Rainbow Media Group, including:

     - National Sports Partners is a 50%/50% partnership between Rainbow Media Holdings and Fox that was formed in December 1997 and is managed by Fox. National Sports Partners operates and distributes Fox Sports Net, which links 22 regional sports networks under the Fox Sports Net name, including the five Fox Sports Net networks in which Rainbow Media Holdings owns an interest described above, and delivers local, regional and national sports programming.

     - National Advertising Partners is a 50%/50% partnership between Rainbow Media Holdings and Fox that provides national advertising representation services for Fox Sports Net and the Fox Sports Net regional programming networks.

     - Rainbow Network Communications (owned 100% by Rainbow Media Holdings) is a full service network programming origination and distribution company.

     - Sterling Digital (owned 100% by Rainbow Media Holdings) is designed to develop new niche audience programming to be distributed and marketed using new media platforms, including digital video channels.

     - Regional Sports News, a partnership in which Rainbow Media Holdings owns a 48% interest, delivers regional and local sports news programming.

                              SELLING SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of Rainbow Media Group Class A tracking stock by AT&T and its subsidiaries.

     As of November 2, 2001, there were 72,237,413 shares of Rainbow Media Group Class A tracking stock outstanding. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power", which includes the power to vote or to direct the voting of the security, or "investment power", which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which that person may be deemed a beneficial owner within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which the person has no economic interest.

     The selling shareholders are subsidiaries of AT&T Corp.

     AT&T will remain the beneficial owner of the shares of Rainbow Media Group Class A tracking stock covered by the prepaid forward contract or contracts unless and until it delivers the shares upon termination of Equity Securities Trust II. The information in the table assumes that the underwriters will not exercise their right to purchase additional shares in the stock offering or additional equity trust securities in the offering of equity trust securities.

                       SHARES BENEFICIALLY                                                                    SHARES UNDERLYING
                           OWNED PRIOR                                                                       SECURITIES EXPECTED
                          TO STOCK AND       SHARES EXPECTED TO   SHARES BENEFICIALLY     PERCENTAGE OF       TO BE SOLD IN THE
NAME OF BENEFICIAL        EQUITY TRUST           BE SOLD IN           OWNED AFTER       SHARES OWNED AFTER      EQUITY TRUST
OWNER                       OFFERINGS          STOCK OFFERING       STOCK OFFERING      STOCK OFFERING(3)        OFFERING(2)
--------------------------------------------------------------------------------------------------------------------------------
AT&T and its
 subsidiaries(1)           24,471,086            12,765,000           11,706,086               16.2%              8,514,206
--------------------------------------------------------------------------------------------------------------------------------

                                                PERCENTAGE OF
                       SHARES BENEFICIALLY   SHARES BENEFICIALLY
                           OWNED AFTER           OWNED AFTER
                        EQUITY SECURITIES     EQUITY SECURITIES
NAME OF BENEFICIAL          TRUST II               TRUST II
OWNER                    TERMINATION(2)       TERMINATION(2)(3)
AT&T and its
 subsidiaries(1)            3,191,880                4.4%
--------------------------------------------------------------------------------------

---------------
(1) In addition, AT&T and its subsidiaries beneficially owned 29,790,887 shares of our Cablevision NY Group Class A common stock, which constituted 22.4% of the outstanding shares of our Cablevision NY Group Class A common stock, as of November 2, 2001. In October 2001, subsidiaries of AT&T entered into prepaid forward contracts with Equity Securities Trust I under which they may deliver up to 26,918,195 of the shares of Cablevision NY Group Class A common stock which are beneficially owned by AT&T and its subsidiaries. The terms of this transaction were substantially similar to the terms of the proposed monetization transaction described herein. Until termination of Equity Securities Trust I, AT&T will continue to beneficially own and vote these shares of Cablevision NY Group Class A common stock, subject to the provisions of the Stockholders Agreement, to the extent then in effect. The subsidiaries of AT&T pledged these shares to the trust. Upon termination of the trust, AT&T may elect to deliver the value of the shares in cash, in lieu of the shares themselves, and thus retain beneficial ownership of the shares.

(2) Assumes that the subsidiaries of AT&T will deliver 8,514,206 shares upon termination of Equity Securities Trust II. Subsidiaries of AT&T may deliver fewer shares or may choose to settle their obligations under the equity trust securities in cash. See the trust prospectus for a description of the obligations of the subsidiaries of AT&T in the equity trust offering. In the event the over-allotment option described in the trust prospectus is exercised, the maximum aggregate number of shares deliverable to the trust would be 9,791,336 shares. If the underwriters exercise in full this over-allotment option, as well as the over-allotment option in the stock offering, and subsidiaries of AT&T deliver the maximum number of shares upon termination of the trust, AT&T and its subsidiaries will own no shares of our Rainbow Media Group Class A tracking stock.

(3) Based on the number of shares outstanding as of November 2, 2001.

     Subsidiaries of AT&T have certain rights and obligations relating to Cablevision Systems Corporation under our Stockholders Agreement with AT&T, including the registration rights described herein. Upon the consummation of the sale by AT&T's subsidiaries of 19,151,285 shares of Cablevision NY Group Class A common stock and monetization of up to an additional 26,918,195 shares of Cablevision NY Group Class A common stock in October 2001, most of AT&T's rights and obligations under the Stockholders Agreement ceased to be effective and will remain ineffective unless AT&T retains ownership of 5% or more of the shares of Cablevision NY Group Class A common stock upon termination of its monetization transaction. See "Description of Rainbow Media Group Class A Tracking Stock -- Other Relevant
Considerations -- Registration Rights" and "Risk Factors -- Risks Relating to Cablevision Systems Corporation -- We have granted registration rights covering a portion of our shares, which could result in substantial sales of our common stock and which could lead to a decrease in the market price of our common stock". In addition, businesses within the Rainbow Media Group supply programming to AT&T's cable television systems on market terms.

CONCURRENT OFFERING

     In a concurrent offering, AT&T is selling 12,765,000 shares of Rainbow Media Group Class A tracking stock (excluding up to 1,914,750 additional shares that are subject to an over-allotment option). This concurrent offering is not conditioned upon completion of the offering described in this prospectus and vice versa.

           DESCRIPTION OF RAINBOW MEDIA GROUP CLASS A TRACKING STOCK

     Under our amended and restated certificate of incorporation, we are authorized to issue the following classes and series of common stock:

     - 800 million shares of Cablevision NY Group Class A common stock,

     - 320 million shares of Cablevision NY Group Class B common stock,

     - 600 million shares of Rainbow Media Group Class A tracking stock, and

     - 160 million shares of Rainbow Media Group Class B tracking stock.

     Rainbow Media Group tracking stock and Cablevision NY Group common stock have dividend and liquidation rights and redemption and exchange terms that are intended to provide interests reflecting the separate economic performance of the businesses and interests they track. We have allocated, for financial accounting purposes, all of our consolidated assets, liabilities, revenue, expenses and cash flow between the Rainbow Media Group and the Cablevision NY Group. Set forth below is a summary of certain provisions of our Rainbow Media Group tracking stock. Reference is made to our Form 8-A for a more complete description of the terms of our Rainbow Media Group tracking stock and the following summary is qualified in its entirety by reference to our Form 8-A. See "Risk Factors -- Risk Factors Relating to Tracking Stock" for a discussion of certain of the risks associated with ownership of our common stock.

DIVIDENDS

     We have never paid cash dividends on our common stock and do not currently intend to pay cash dividends on any series or class of our common stock in the foreseeable future. Cablevision conducts no operations and has no source of funds from operations. Accordingly, our ability to pay dividends on Cablevision NY Group common stock and/or our Rainbow Media Group tracking stock will be entirely dependent on the ability of CSC Holdings and our other subsidiaries to make payments and distributions to us. In addition, our ability to pay cash dividends depends upon a number of factors:

  TRACKING STOCK POLICY STATEMENT LIMITATIONS

     The total of the amounts that may be paid as dividends on Cablevision NY Group common stock cannot be more than the "Available Dividend Amount" for the Cablevision NY Group. The "Available Dividend Amount" for the Cablevision NY Group is the amount that our board of directors determines in its sole discretion would then be legally available for the payment of dividends on Cablevision NY Group common stock under Delaware law if Cablevision NY Group were a separate Delaware corporation.

     If dividends are paid on our Cablevision NY Group common stock, holders of our Cablevision NY Group Class A common stock and Cablevision NY Group Class B common stock are entitled to receive these dividends, and other distributions in cash, stock or property, equally on a per share basis, except that stock dividends with respect to Cablevision NY Group Class A common stock may be paid only with shares of Cablevision NY Group Class A common stock and stock dividends with respect to Cablevision NY Group Class B common stock may be paid only with shares of Cablevision NY Group Class B common stock.

     The total of the amounts that may be paid as dividends on the Rainbow Media Group tracking stock cannot be more than the "Available Dividend Amount" for the Rainbow Media Group. The "Available Dividend Amount" for the Rainbow Media Group is the amount that our board of directors determines in its sole discretion would then be legally available for the payment of dividends on Rainbow Media Group tracking stock under Delaware law if Rainbow Media Group were a separate Delaware corporation.

     If dividends are paid on our Rainbow Media Group tracking stock, holders of our Rainbow Media Group Class A tracking stock and Rainbow Media Group Class B tracking stock are entitled to receive these dividends, and other distributions in cash, stock or property, equally on a per share basis, except that stock dividends with respect to Rainbow Media Group Class A tracking stock may be paid only with shares of Rainbow Media Group Class A tracking stock and stock dividends with respect to Rainbow Media Group Class B tracking stock may be paid only with shares of Rainbow Media Group Class B tracking stock.

     CONTRACTUAL LIMITATIONS

     Certain of the debt instruments of CSC Holdings and our other subsidiaries contain covenants that restrict their ability to pay dividends and to enter into arrangements (including the making of loans and advances) to related parties (such as us).

     LIMITATIONS UNDER DELAWARE LAW

     Under Delaware law, dividends on capital stock may only be paid from "surplus" or, if there is no surplus, from the corporation's net profits for the then current or the preceding fiscal year. We do not anticipate that CSC Holdings will have net profits for the foreseeable future and its ability to pay dividends to us will require the availability of adequate "surplus". As of September 30, 2001, CSC Holdings' total liabilities, together with preferred stock and minority interests, exceeded its total assets by $1.4 billion. Accordingly, in connection with dividend payments to us, its board of directors will have to determine that it has adequate surplus on the basis of valuations of its assets at higher amounts than are reflected in its financial statements. There can be no assurances that its board of directors will be able to determine that it has adequate surplus available to make any such dividend payments to us.

     Subject to the above, dividends may be declared and paid on Cablevision NY Group common stock and/or Rainbow Media Group tracking stock in equal or unequal amounts, notwithstanding the relationship among the Cablevision NY Group Available Dividend Amount and the Rainbow Media Group Available Dividend Amount, the respective amounts of prior dividends paid on, or liquidation rights of (i.e., amounts stockholders would receive if Cablevision were liquidated), Rainbow Media Group tracking stock or Cablevision NY Group common stock or any other factor.

CONVERSION AT OPTION OF HOLDER

     Each share of Class B common stock of a Group is convertible at any time, at the option of the holder thereof, into one share of Class A common stock of the same Group.

EXCHANGE AT OUR OPTION

     We may, in the sole discretion of our board of directors, elect at any time after March 29, 2002 to convert all of the outstanding shares of Rainbow Media Group tracking stock into shares of Cablevision NY Group common stock at a 10% premium. In such a case, shares of Rainbow Media Group Class A tracking stock would be converted into shares of Cablevision NY Group Class A common stock and shares of Rainbow Media Group Class B tracking stock would be converted into shares of Cablevision NY Group Class B common stock. If a "Tax Event" occurs at any time, we may decide to require a conversion of all of the outstanding shares of Rainbow Media Group tracking stock into shares of Cablevision NY Group common stock; however, holders of Rainbow Media Group tracking stock will not receive any premium in that conversion.

     "Tax Event" means the receipt by Cablevision of an opinion of its tax counsel that, as a result of:

     - any amendment to, or change in, the laws or regulations interpreting such laws of the United States or any political subdivision or taxing authority in the United States, including any announced proposed change by an applicable legislative committee or its chair in such laws or by an administrative agency in such regulations, or

     - any official or administrative pronouncement, action or judicial decision interpreting or applying such laws or regulations, it is more likely than not for U.S. federal income tax purposes that:

     - Cablevision or our stockholders are, or, at any time in the future, will be, subject to tax upon the issuance of shares of either Rainbow Media Group tracking stock or Cablevision NY Group common stock, or

     - either Rainbow Media Group tracking stock or Cablevision NY Group common stock is not or, at any time in the future, will not be treated solely as stock of Cablevision.

For purposes of rendering such an opinion, tax counsel will assume that any legislative or administrative proposals will be adopted or enacted as proposed.

MANDATORY DIVIDEND, REDEMPTION AND CONVERSION RIGHTS ON DISPOSITION OF ASSETS

     If we dispose of all or substantially all of the assets of the Rainbow Media Group (defined as 80% or more on a current market basis) and the disposition is not an "Exempt Disposition", we would be required to choose one of the following three alternatives:

     - Pay a dividend to holders of Rainbow Media Group tracking stock in an amount equal to the net proceeds of such disposition,

     - Redeem from holders of Rainbow Media Group tracking stock, for an amount equal to the net proceeds of such disposition, outstanding shares of Rainbow Media Group tracking stock, or

     - Issue Cablevision NY Group common stock in exchange for outstanding Rainbow Media Group tracking stock at a 10% premium. Cablevision NY Group Class A common stock will only be exchanged for Rainbow Media Group Class A tracking stock and Cablevision NY Group Class B common stock will only be exchanged for Rainbow Media Group Class B tracking stock.

     "Exempt Disposition" means any of the following:

     - a disposition in connection with the liquidation, dissolution or winding-up of Cablevision and the distribution of assets to stockholders,

     - a disposition to any person or entity controlled by Cablevision (as determined by the board of directors in its sole discretion),

     - a disposition by the Rainbow Media Group for which Cablevision receives consideration primarily consisting of equity securities (including, without limitation, capital stock of any kind, interests in a general or limited partnership, interests in a limited liability company or debt securities convertible into or exchangeable for, or options or warrants to acquire, any of the foregoing, in each case without regard to the voting power or other management or governance rights associated therewith) of an entity which is primarily engaged or proposes to primarily engage in one or more businesses similar or complementary to businesses conducted by the Rainbow Media Group prior to the Disposition, as determined by the board of directors in its sole discretion,

     - a dividend, out of the Rainbow Media Group's assets, to holders of Rainbow Media Group tracking stock, and

     - any other disposition, if (a) at the time of the Disposition there are shares of common stock of only one Group outstanding or (b) before the 30th trading day following the Disposition we have mailed a notice stating that we are exercising our right to exchange all of the outstanding shares of Rainbow Media Group tracking stock for newly issued shares of Cablevision NY Group common stock.

OPTIONAL EXCHANGE FOR STOCK OF A SUBSIDIARY

     We have the right at any time to transfer all of the assets and liabilities of the Rainbow Media Group to a qualifying subsidiary and deliver all of the stock of that subsidiary in exchange for all of the outstanding Rainbow Media Group tracking stock.

VOTING RIGHTS

     Each share of our common stock has the following voting rights:

     - Cablevision NY Group Class A common stock -- one vote per share,

     - Cablevision NY Group Class B common stock -- 10 votes per share,

     - Rainbow Media Group Class A tracking stock -- 0.5 votes per share,

     - Rainbow Media Group Class B tracking stock -- 5 votes per share.

     The holders of Cablevision NY Group Class A common stock and Rainbow Media Group Class A tracking stock generally vote together as a separate class to elect 25% of our board of directors and the holders of Cablevision NY Group Class B common stock and Rainbow Media Group Class B tracking stock generally vote together as a separate class to elect the remaining 75% of our board of directors. Except with respect to the election of directors, holders of Rainbow Media Group tracking stock vote together with holders of Cablevision NY Group common stock unless a separate class vote is required by our charter or applicable law.

LIQUIDATION

     Upon any liquidation, dissolution or winding-up of Cablevision, holders of Rainbow Media Group tracking stock and Cablevision NY Group common stock will be entitled to receive the net assets of Cablevision, if any, remaining for distribution to stockholders (after payment or provision for all liabilities of Cablevision and payment of the liquidation preference payable to any holders of our preferred stock). Amounts due upon liquidation, dissolution or winding-up in respect of shares of Rainbow Media Group tracking stock and shares of Cablevision NY Group common stock will be distributed pro rata in accordance with the market capitalization of Rainbow Media Group tracking stock and the market capitalization of Cablevision NY Group common stock over a specified 20 trading-day period prior to the liquidation. Of the amounts distributed in respect of shares of Rainbow Media Group tracking stock and shares of Cablevision NY Group common stock, holders of Class A stock and Class B stock will be treated equally.

TRACKING STOCK POLICY STATEMENT

     In connection with the creation and issuance of our Rainbow Media Group tracking stock, our board of directors adopted our tracking stock policy statement, which we initially intend to follow, but which may be changed at any time and from time to time in the sole discretion of our board of directors, as described below under "-- Amendment and Modification to Our Tracking Stock Policy Statement". The following is our initial tracking stock policy statement:

  GENERAL POLICY

     Our board of directors has determined that, except as described in this tracking stock policy statement, all material matters in which holders of Rainbow Media Group tracking stock and Cablevision NY Group common stock may have divergent interests will be generally resolved in a manner that is in the best interests of Cablevision and all of its stockholders after giving fair consideration to the potentially divergent interests and other relevant interests of the holders of the separate classes and series of our common stock. As described in this tracking stock policy statement, this general policy will be carried out in a manner that continues to recognize the unique value that the businesses and interests forming the Rainbow Media Group and the businesses and interests forming the Cablevision NY Group have historically generated for each other. As a result, in furtherance of this tracking stock policy statement, the Rainbow Media Group and the Cablevision NY Group may enter into inter-Group commercial transactions that are not on an arm's-length basis and are different than the commercial transactions that either Group would have entered into with an unaffiliated third party.

  AMENDMENT AND MODIFICATION TO OUR TRACKING STOCK POLICY STATEMENT

     Our board of directors may, without stockholder approval, modify, suspend or rescind the policies set forth in this tracking stock policy statement, including any resolution implementing the provisions of this policy statement. Our board of directors may also adopt, without stockholder approval, additional or other policies or make exceptions with respect to the application of the policies described in this tracking stock policy statement in connection with particular facts and circumstances, all as our board of directors may determine to be in the best interests of Cablevision as a whole, consistent with its fiduciary duties to Cablevision and all of our stockholders.

  RELATIONSHIP BETWEEN THE RAINBOW MEDIA GROUP AND THE CABLEVISION NY GROUP

     GENERAL. Under this tracking stock policy statement, we will seek to manage the Rainbow Media Group and the Cablevision NY Group in a manner designed to maximize the operations, assets and value of the entire company. In that process, we will continue to recognize the unique value that the businesses and interests forming the Rainbow Media Group and the businesses and interests forming the Cablevision NY Group have historically generated for each other.

     We believe that Rainbow Media Holdings should continue to be a leader in the innovation of cable programming and that we should foster that innovation by continuing to provide the businesses that comprise the Rainbow Media Group with an outlet for such cable programming on our cable television systems, which will be part of the Cablevision NY Group. For example, in carrying out this belief historically, especially when the Cablevision NY Group has become the initial outlet for new programming from the businesses of the Rainbow Media Group, the Cablevision NY Group has given Rainbow Media Group networks preferential roll-out timing on its cable television systems, has not historically received launch support or marketing support payments from the Rainbow Media Group and has not received periods where networks are provided to all subscribers without charge, or "free subscriber months," from Rainbow Media Group networks. On the other hand, the Cablevision NY Group has used a great deal of discretion in positioning and repositioning the Rainbow Media Group networks on its cable television systems and rates under the affiliation agreements between the national entertainment networks of the Rainbow Media Group and the businesses that will comprise the Cablevision NY Group reflect the Cablevision NY Group's support of Rainbow Media Group's development of programming services. This relationship is one that we intend to continue under this tracking stock policy statement.

     CONTRACTUAL AGREEMENTS BETWEEN THE GROUPS. In connection with the issuance of the Rainbow Media Group tracking stock, we will enter into and/or continue a number of agreements between members of the Cablevision NY Group and members of the Rainbow Media Group. Except as noted in this tracking stock policy statement, these agreements will continue arrangements that have existed historically, either pursuant to written agreements or course of dealing. Except as provided in this tracking stock policy statement, consistent with past practice, these arrangements may or may not be on arm's-length terms, and may or may not be provided to unaffiliated third parties on the same terms as such arrangements are provided pursuant to the terms of this tracking stock policy statement, if at all. Although we intend to carry out the arrangements on the terms described below, under this tracking stock policy statement, our board of directors may modify, suspend or cancel these agreements in its sole discretion. These agreements are as follows:

     - Each of the national networks existing on the date of the issuance of the Rainbow Media Group tracking stock (AMC, Bravo, IFC, WE: Women's Entertainment, MuchMusic) will continue to be carried on the Cablevision NY Group cable television systems carrying those services on the date of the tracking stock distribution under affiliation agreements. As noted above, the terms of carriage have historically been favorable to the Cablevision NY Group reflecting the Cablevision NY Group's support of the Rainbow Media Group's development of programming services. The affiliation agreements, which have terms of between three and five years, also provide for automatic renewal on the same terms as the initial agreements. These affiliation agreements result in both the recognition of revenue for the Rainbow Media Group and expense for the Cablevision NY Group.

     - The Cablevision NY Group has historically provided and, through a services agreement, will continue to provide to the Rainbow Media Group general management and other corporate services, including executive, treasury, controller, legal, audit, accounting, tax, advertising sales, employee resources and benefits, purchasing, billing and collections, voice and data services, information services, transportation, facilities, insurance, research and strategic marketing, security services, and such future services as the parties may agree. The Rainbow Media Group reimburses the Cablevision NY Group for costs and expenses incurred by the Cablevision NY Group in connection with providing these services. The services agreement also provides that the Rainbow Media Group will from time to time provide services to the Cablevision NY Group, including, without limitation, uplink services, in each case, on such terms and conditions as the parties may reasonably determine. The services agreement is automatically renewed every five years unless either party elects to terminate it except that if there is a breach by either party or either party is bankrupt, the agreement is immediately terminable at the option of the other party. Amounts paid by the Rainbow Media Group represent an expense to that Group and revenue to the Cablevision NY Group and vice versa.

     - Cablevision and AMC are parties to a consulting agreement. Cablevision will continue the consulting agreement with AMC and WE: Women's Entertainment. The consulting agreement will apply to those businesses and may apply to any future businesses owned by AMC and WE: Women's Entertainment and will require the reimbursement of the costs and expenses incurred by the Cablevision NY Group in connection with the consulting agreement and payment of an annual fee equal to 3.5% of the gross revenues of the applicable businesses for the applicable year. The consulting agreement is automatically renewed every five years unless the Cablevision NY Group elects to terminate it, except that if there is a breach by any party or any party is bankrupt, the agreement is immediately terminable at the option of the other party. Amounts paid by the Rainbow Media Group represent an expense to that Group and offset the expense of the Cablevision NY Group.

     In addition, subsidiaries of the Cablevision NY Group are parties to various agreements with third parties under which the rights and obligations of the Rainbow Media Group and the Cablevision NY Group have been allocated between the Groups. Under these agreements, we have historically allocated the rights and obligations, including the right to receive payments, between the members of the Rainbow Media Group and the Cablevision NY Group and that allocation is reflected in the financial statements of the two Groups that are included in our Form 10-K and Form 10-Qs. Under the tracking stock policy statement, the historic allocation in place on the date of the tracking stock distribution would continue to govern existing agreements unless modified by our board of directors, and allocations under new agreements would be determined in accordance with the general guidelines of the tracking stock policy statement.

     OTHER RELATIONSHIPS BETWEEN THE GROUPS. The relationships between the two Groups that are not included in the agreements described above will be governed by this tracking stock policy statement.

     These relationships could include any or all of the following:

     - carriage of existing Rainbow Media Group networks by Cablevision NY Group cable television systems where such services are not carried on the date of the tracking stock distribution;

     - carriage of new Rainbow Media Group networks by Cablevision NY Group cable television systems;

     - provision of promotion opportunities for Rainbow Media Group networks on set-top boxes in Cablevision NY Group cable television systems;

     - featuring broadband content and future digital services of Rainbow Media Group networks on Cablevision NY Group's high-speed Internet service;

     - launch fees and tenant fees payable from the Rainbow Media Group to the Cablevision NY Group in connection with the carriage of existing or new services, the integration of available interactive features into existing programming, and featuring broadband content for Internet distribution;

     - free subscriber months for Cablevision NY Group subscribers in connection with the carriage of existing or new services, the integration of available interactive features into existing programming and featuring broadband content for Internet distribution;

     - cash or in-kind marketing support, in-market promotional support and advertising availability for the Cablevision NY Group in connection with the carriage of existing or new services, the integration of available interactive features into existing programming and featuring broadband content for Internet distribution; and

     - revenue sharing provisions in connection with the carriage of existing or new services, the integration of available interactive features into existing programming and featuring broadband content for Internet distribution.

     Examples of situations in which these relationships could be implemented and the commitments that could be made in implementing the initial tracking stock policy statement are discussed more fully below:

     CARRIAGE OF NEW RAINBOW MEDIA GROUP SERVICES. The Cablevision NY Group would, upon the reasonable request of the Rainbow Media Group, provide digital distribution of new networks created by the Rainbow Media Group on the Cablevision NY Group's owned or managed cable television systems. The Cablevision NY Group will use reasonable efforts to position any such networks at such level as the Rainbow Media Group may reasonably request; provided that the Rainbow Media Group acknowledges the Cablevision NY Group's right to package or price any such networks to its customers in its sole discretion, subject to any contractual limitations pertaining to the Rainbow Media Group. The terms and conditions applicable to the carriage of such networks may, upon the reasonable request of the Cablevision NY Group, include launch fees, free subscriber months, cash or in-kind marketing support, in-market promotional support, advertising availability and revenue sharing provisions in exchange for such commitment.

     INTEGRATION OF INTERACTIVE FEATURES INTO EXISTING RAINBOW MEDIA GROUP PROGRAMMING BY THE CABLEVISION NY GROUP. To the extent it is technically feasible to do so, and to the extent the Rainbow Media Group has all necessary rights to do so, the Cablevision NY Group would, upon the reasonable request of the Rainbow Media Group, integrate available interactive features into any of the programming described herein, including, without limitation, offering all or parts of such programming on a video-on-demand basis and enabling interactive marketing or e-commerce opportunities. The terms and conditions applicable to the provision of such opportunities may, upon the reasonable request of the Cablevision NY Group, include launch fees, tenant fees, free subscriber months, cash or in-kind marketing support, in-market promotional support, advertising availability and revenue sharing provisions in exchange for such commitment.

     PROMOTION OF RAINBOW MEDIA GROUP NETWORKS ON CABLEVISION NY GROUP
SYSTEMS. The Cablevision NY Group would, upon the reasonable request of the Rainbow Media Group, provide each Rainbow Media Group network with placement on any channel guide or program selection mechanism included in its digital set-top offering. The Cablevision NY Group will use reasonable efforts to position any such content at the level that the Rainbow Media Group may reasonably request; provided that the Rainbow Media Group acknowledges the Cablevision NY Group's right to package or price any such content to its customers in its sole discretion, subject to any contractual limitations pertaining to the Rainbow Media Group.

     FEATURING RAINBOW MEDIA GROUP NETWORKS ON THE CABLEVISION NY GROUP'S HIGH-SPEED INTERNET SERVICE. The Cablevision NY Group would, upon the reasonable request of the Rainbow Media Group, feature any broadband content created by the Rainbow Media Group for Internet distribution on its Optimum On-Line high-speed Internet service or on any successor to such service. The Cablevision NY Group will use reasonable efforts to position any such content at such level as the Rainbow Media Group may reasonably request; provided that the Rainbow Media Group acknowledges the Cablevision NY Group's right to package or price any such content to its customers in its sole discretion, subject to any contractual limitations pertaining to the Rainbow Media Group. The terms and conditions applicable to the carriage of such broadband content may, upon the reasonable request of the Cablevision NY Group, include launch fees, free subscriber months, cash or in-kind marketing support, in-market promotional support, advertising availability and revenue sharing provisions in exchange for such commitment.

     In accordance with this tracking stock policy, these relationships may or may not be on an arm's-length basis, may or may not be consistent with past practice, and may or may not be consistently applied to all situations in the future. In addition, these opportunities may or may not be available to third parties and similar arrangements may or may not be available from third parties.

OTHER RELEVANT CONSIDERATIONS

  TRANSFER OF FUNDS BETWEEN THE GROUPS

     Our board may determine in its business judgment that it is appropriate for the Cablevision NY Group to provide funding to the Rainbow Media Group or for the Rainbow Media Group to provide funding to the Cablevision NY Group. Our board will also determine whether such a cash transfer should be treated as a revolving credit advance, long-term loan, preferred stock or other type of investment. Factors our board may consider in this determination may include:

     - the current and projected capital structure of each Group,

     - the relative levels of internally generated funds of each Group,

     - the financing needs and objectives of the recipient Group,

     - the investment objectives of the transferring Group,

     - the availability, cost and timing associated with alternative financing sources, and

     - prevailing interest rates and general economic conditions.

     The determination of our board of directors as to how to account for a cash transfer will affect the amount of interest expense and interest income and stockholders' equity as reflected in the financial statements of the Rainbow Media Group and the Cablevision NY Group.

     If either the Rainbow Media Group or the Cablevision NY Group is unable to repay advances or loans owed to the other Group, both Groups would be adversely affected. Also, if either the Rainbow Media Group or the Cablevision NY Group extends an advance or loan to the other Group at an interest rate below the lending Group's cost of funds or opportunity cost, the lending Group's results would be adversely affected to the extent of the difference.

  DIRECTORS AND OFFICERS FIDUCIARY DUTIES

     Officers and directors of Cablevision owe fiduciary duties to both classes of stockholders. The fiduciary duties owed by these officers and directors are to Cablevision as a whole, and decisions deemed to be in the best interest of Cablevision may not be in the best interest of a Group when considered on its own. Examples include:

     - our decisions as to the business relationships between the Rainbow Media Group and the Cablevision NY Group and the terms of those relationships, including payments from one Group to the other,

     - our decisions as to how to allocate consideration to be received in connection with a merger involving Cablevision between holders of Rainbow Media Group tracking stock and holders of Cablevision NY Group common stock,

     - our decisions as to whether and to what extent the two Groups compete with each other and how corporate opportunities are allocated between the two Groups,

     - our decisions as to whether and how to make transfers of funds from one Group to the other and, more generally, our decisions as to other operational and financial matters that could be considered detrimental to one Group or the other,

     - our decisions as to whether and when to exchange Rainbow Media Group tracking stock for Cablevision NY Group common stock,

     - our decisions as to whether and when to approve dispositions of assets of either the Rainbow Media Group or the Cablevision NY Group, and

     - our decisions as to whether to pay dividends on Rainbow Media Group tracking stock and/or Cablevision NY Group common stock.

     DELAWARE LAW. Principles of Delaware law and provisions of our amended charter may protect decisions of our board of directors that have a disparate impact upon holders of Cablevision NY Group common stock and holders of Rainbow Media Group tracking stock. Under Delaware law, our board of directors has a duty to act with due care and in the best interests of all of Cablevision's stockholders, including the holders of Rainbow Media Group tracking stock and Cablevision NY Group common stock. Having two series of common stock, however, could give rise to occasions when the interests of holders of one series might diverge or appear to diverge from the interests of holders of the other series. In addition, if directors own disproportionate interests (in percentage or value terms) in Rainbow Media Group tracking stock and Cablevision NY Group common stock, that disparity could create or appear to create conflicts of interest when they are faced with decisions that could have different implications for the different Groups.

     Principles of Delaware law established in cases involving differing treatment of two classes of common stock provide that a board of directors owes an equal duty to all common stockholders regardless of class or series and does not have separate or additional duties to either group of stockholders. Decisions by directors or officers involving differing treatment of tracking stocks may be judged under the business judgment rule. The business judgment rule provides that a director or officer will be deemed to have satisfied his or her fiduciary duties to Cablevision if that person acts in a manner he or she believes in good faith to be in the best interests of Cablevision as a whole, and not of either Group. As a result, in some circumstances, our directors or officers may even be required to make a decision that is adverse to the holders of one series of common stock. Therefore, under the principles of Delaware law referred to above and the "business judgment rule," you may not be able to challenge decisions that have a disparate impact upon holders of Rainbow Media Group tracking stock and Cablevision NY Group common stock if our board of directors:

     - is disinterested and adequately informed with respect to such decisions, and

     - acts in good faith and in the honest belief that it is acting in the best interests of all of Cablevision's stockholders.

     If, for example, our board of directors were to make a decision that it in good faith believed to be in the best interest of Cablevision as a whole, and such decision had a negative impact on Cablevision NY Group common stock and a positive impact on Rainbow Media Group tracking stock, holders of Cablevision NY Group common stock may not be able successfully to challenge our board of directors' decision.

     OUR CHARTER AND POLICIES. Under our amended charter, each stockholder is, to the fullest extent permitted by law, deemed to have approved and ratified each determination or decision of our board of directors and to have waived any claim on behalf of the corporation and such stockholder based upon the fact, belief, claim or allegation that such determination or decision has had or will have a direct or indirect impact on the holders of common stock of one Group that is adverse in relation to the holders of common stock of the other Group.

     We have adopted only a very limited number of specific procedures for consideration of matters involving a divergence of interests among holders of Rainbow Media Group tracking stock and Cablevision NY Group common stock. Rather than develop additional specific procedures in advance, our board of directors intends to exercise its judgment from time to time, depending on the circumstances, as to how best to (a) obtain information regarding the divergence (or potential divergence) of interests, (b) determine under what circumstances to seek the assistance of outside advisers, (c) determine whether a committee of the board of directors should be appointed to address the matter and (d) assess which available alternative is in the best interests of Cablevision and its stockholders.

     Our board of directors believes the advantages of retaining flexibility in determining how to fulfill its responsibilities in such circumstances as they may arise outweighs any perceived advantages from adopting additional specific procedures in advance.

  REGISTRATION RIGHTS

     Cablevision has granted to each of Charles F. Dolan, some Dolan family interests, the Dolan Family Foundation, John Tatta, a director of Cablevision, and some Tatta family interests registration rights with respect to the shares of Cablevision NY Group Class A common stock and Rainbow Media Group Class A tracking stock held by them, as well as with respect to shares of Cablevision NY Group Class A common stock and Rainbow Media Group Class A tracking stock issuable upon conversion of shares of Cablevision NY Group Class B common stock and Rainbow Media Group Class B tracking stock, respectively. The registration rights may be exercised provided that the shares requested to be registered in any single offering have an aggregate market value of at least $3,000,000.

     Direct or indirect subsidiaries of AT&T holding 24,471,086 shares of Rainbow Media Group Class A tracking stock included in this registration statement have registration rights with respect to their shares of Rainbow Media Group Class A tracking stock. As a result of AT&T exercising its registration rights, we have agreed to file the registration statement of which this prospectus is a part.

     We have also granted NBC-Rainbow Holding registration rights with respect to the 44.7 million shares of Rainbow Media Group Class A tracking stock it will receive upon exchange of its Rainbow Media Holdings equity securities over a period of up to nine years.

  FACTORS INHIBITING OR PREVENTING ACQUISITION BIDS FOR A GROUP

     If the Rainbow Media Group and the Cablevision NY Group were separate independent companies, any person interested in acquiring either the Rainbow Media Group or the Cablevision NY Group without negotiating with management could seek control of that entity by obtaining control of its outstanding voting stock by purchasing shares from the Dolan family or by means of a tender offer or proxy contest. Although we intend Rainbow Media Group tracking stock and the Cablevision NY Group common stock to reflect the separate economic performance of the Rainbow Media Group and the Cablevision NY Group, respectively, a person interested in acquiring only one Group without negotiation with Cablevision's management could obtain control of that Group only by obtaining control of the outstanding voting stock of Cablevision.

     The existence of two classes of common stock could present complexities and could in certain circumstances pose obstacles, financial and otherwise, to an acquiring person. For example, the Dolan family's ownership of the Class B common stock of both Groups could prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of Cablevision by delaying or preventing such a change in control. See "Risk Factors -- Risks Relating to Cablevision Systems Corporation -- As a result of their control of us, the Dolan family has the ability to prevent or cause a change in control or approve or prevent certain actions by us" for a discussion of the Dolan family control of Cablevision.

     As of November 2, 2001, there were approximately 624,697,967 shares of Cablevision NY Group Class A common stock and 506,689,594 shares of Rainbow Media Group Class A tracking stock available for future issuance without further stockholder approval. One of the effects of the existence of authorized and unissued common stock and preferred stock could be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of Cablevision by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of Cablevision.

     In addition, certain provisions of our amended charter and by-laws, and certain provisions of Delaware law, may inhibit changes in control not approved by our board of directors.

  TAXES

     Cablevision cannot currently file federal income tax returns that reflect the operations of both the Rainbow Media Group and the Cablevision NY Group on a consolidated return basis because all of the operating assets of the Rainbow Media Group are held directly or indirectly by Rainbow Media Holdings, which is not, given the current ownership of Rainbow Media Holdings' stock, includible as a member of Cablevision's consolidated return group for federal income tax purposes. To the extent that federal and state income taxes are determined on a basis that includes operations or assets of both the Rainbow Media Group and the Cablevision NY Group, such taxes will be allocated to each Group, and reflected in their respective financial statements, in accordance with Cablevision's tax allocation policy. In general, this policy provides that the consolidated tax provision, and related tax payments or refunds, will be allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to the respective Groups. Under the policy, the amount of taxes payable or refundable, which are allocated to the Rainbow Media Group in circumstances where consolidated federal or state income tax returns are filed, will generally be comparable to those that would have resulted if the Groups had filed separate tax returns. Accordingly, the Rainbow Media Group will only realize the benefits of its tax attributes when it generates sufficient taxable income to utilize such attributes.

                         UNITED STATES TAX CONSEQUENCES

     In the opinion of our tax counsel, Sullivan & Cromwell, this section summarizes the material United States federal income tax (and, where specifically noted, United States federal estate tax) consequences of the ownership and disposition of Rainbow Media Group Class A tracking stock. It applies to you only if you hold shares of Rainbow Media Group Class A tracking stock as capital assets for tax purposes. It does not consider the specific facts and circumstances that may be relevant to a particular holder of Rainbow Media Group Class A tracking stock and does not address the treatment of holders under the laws of any state, local or foreign taxing jurisdiction. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

     - a dealer in securities,

     - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

     - a tax-exempt organization,

     - a life insurance company,

     - a person liable for alternative minimum tax,

     - a person that actually or constructively owns 10% or more of our voting stock,

     - a person that holds Rainbow Media Group Class A tracking stock as part of a straddle or a hedging or conversion transaction, or

     - a person whose functional currency is not the U.S. dollar.

     This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, which we will refer to as the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to the Rainbow Media Group Class A tracking stock or the Treasury Department could issue regulations or other guidance, including, without limitation, regulations issued under the broad grant of authority under Section 337(d) of the Code, that affect the treatment of tracking stock such as the Rainbow Media Group Class A tracking stock. Any future legislation, regulations or other guidance, which may or may not be retroactive in effect, could alter the tax consequences to us or to you.

     No statutory, judicial or administrative authority directly addresses the classification or treatment of the Rainbow Media Group Class A tracking stock or instruments similar to the Rainbow Media Group Class A tracking stock for United States federal income tax purposes.

     You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of Rainbow Media Group Class A tracking stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

     You are a U.S. holder if you are a beneficial owner of Rainbow Media Group Class A tracking stock and you are:

     - a citizen or resident of the United States,

     - a domestic corporation,

     - an estate whose income is subject to United States federal income tax regardless of its source, or

     - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     A "non-U.S. holder" is a beneficial owner of Rainbow Media Group Class A tracking stock that is not a United States person for United States federal income tax purposes.

CLASSIFICATION OF RAINBOW MEDIA GROUP CLASS A TRACKING STOCK

     We and our tax counsel believe, and the remainder of this discussion assumes, that for United States federal income tax purposes, Rainbow Media Group Class A tracking stock will be considered common stock of Cablevision Systems Corporation. We did not, however, request a ruling from the Internal Revenue Service in connection with the redesignation of Cablevision Systems Corporation common stock as Cablevision NY Group common stock or the issuance and distribution of our Rainbow Media Group tracking stock. The Internal Revenue Service has announced that it will not issue rulings on the classification of an instrument such as Rainbow Media Group Class A tracking stock that has certain voting rights and liquidation rights in the issuing corporation, but that has dividend rights that are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary.

     The Internal Revenue Service could assert that the Rainbow Media Group Class A tracking stock represents property other than our stock. If the Rainbow Media Group Class A tracking stock were treated as other property, we would have recognized a significant taxable gain on the issuance and distribution of Rainbow Media Group Class A tracking stock in an amount equal to the excess of the fair market value of the stock treated as other property over our tax basis in that stock.

DISTRIBUTIONS

     We have never paid dividends on our common stock and do not expect to pay dividends on our common stock, including Rainbow Media Group Class A tracking stock, for the foreseeable future. If we were to pay dividends on Rainbow Media Group Class A tracking stock in the future, those dividends would be treated as taxable dividends only to the extent they are paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles), which we will refer to as earnings and profits. If you are a corporate U.S. holder, you generally would be able to deduct 70% of the amount of any such taxable dividend provided that the minimum holding period (generally at least 46 days) and other applicable requirements are satisfied. Under certain circumstances, a corporate U.S. holder may be subject to the alternative minimum tax with respect to a portion of the amount of its dividends-received deduction.

     We believe that we do not presently have any current or accumulated earnings and profits, as determined under United States federal income tax principles, and that it is likely that we will not have earnings and profits for the foreseeable future. Distributions on our Rainbow Media Group Class A tracking stock that are made at a time when we do not have earnings and profits will not qualify as dividends for tax purposes and accordingly will not be eligible for the dividends-received deduction that is generally allowed to United States corporation. Instead, the distributions will be treated as a nontaxable return of capital and will reduce (but not below zero) your tax basis in your shares of our Rainbow Media Group Class A tracking stock, thus increasing the amount of any gain, or reducing the amount of any loss, that you would otherwise realize upon the disposition of your shares of our Rainbow Media Group Class A tracking stock. Distributions in excess of your tax basis in your shares of our Rainbow Media Group Class A tracking stock generally will be treated as capital gains.

NON-U.S. HOLDERS

     Except as described below, if you are a non-U.S. holder of Rainbow Media Group Class A tracking stock, distributions paid to you and that qualify as dividends (generally, distributions paid to you at a time when we have earnings and profits) are subject to withholding of United States federal income tax at rates specified by the Code or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

     - a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

     - in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

     If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

     If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

     - you are a non-United States person, and

     - the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

"Effectively connected" dividends are taxed at rates applicable to U.S. holders.

     If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     If we determine, at a time reasonably close to the date of payment of a distribution on our Series A convertible preferred stock (or a distribution, if any, on Cablevision NY Group Class A common stock), that the distribution will not qualify as a dividend because we will not have earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by Treasury regulations. If we or another withholding agent withholds tax on any such distribution that is made during a taxable year for which we have no earnings and profits, you may be entitled to a refund of the tax withheld, which you may claim by filing a United States tax return.

GAIN ON SALE OF RAINBOW MEDIA GROUP CLASS A TRACKING STOCK

  U.S. HOLDERS

     If you are a U.S. holder, you will recognize capital gain or loss for United States federal income tax purposes on the sale or other disposition of your shares of Rainbow Media Group Class A tracking stock equal to the difference between the amount that you realize (excluding any amount attributable to accrued but unpaid dividends which generally will be treated in the manner described above under "-- Distributions) and your tax basis in the shares that are sold or otherwise disposed. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years.

  NON-U.S. HOLDERS

     If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a sale or other disposition of shares of Rainbow Media Group Class A tracking stock unless:

     - the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

     - you are an individual, you hold shares of Rainbow Media Group Class A tracking stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist, or

     - we are or have been a United States real property holding corporation for federal income tax purposes, and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the shares of Rainbow Media Group Class A tracking stock and you are not eligible for any treaty exemption.

     If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

FEDERAL ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

     Rainbow Media Group Class A tracking stock held by a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, if you are a noncorporate United States holder, we and other payors are required to report to the Internal Revenue Service dividends paid to you (and the payment of proceeds of a sale or other disposition within the United States) with respect to Rainbow Media Group Class A tracking stock. Additionally, backup withholding will apply if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

     If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

     - dividend payments, and

     - the payment of the proceeds from the sale or other disposition of Rainbow Media Group Class A tracking stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

     - the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

        - a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

        - other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

     - you otherwise establish an exemption.

     Payment of the proceeds from the sale or other disposition of Rainbow Media Group Class A tracking stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or other disposition that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

     - the proceeds are transferred to an account maintained by you in the United States,

     - the payment of proceeds or the confirmation of the sale or other disposition is mailed to you at a United States address, or

     - the sale or other disposition has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

     In addition, a sale or other disposition of shares of Rainbow Media Group Class A tracking stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

     - a United States person,

     - a controlled foreign corporation for United States tax purposes,

     - a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

     - a foreign partnership, if at any time during its tax year:

        - one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

        - such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale or other disposition is subject to information reporting and the broker has actual knowledge that you are a United States person.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

                              PLAN OF DISTRIBUTION

     Under the prepaid forward contracts, Equity Securities Trust II has agreed, subject to the terms and conditions set forth in those contracts, to purchase from one or more subsidiaries of AT&T a number of shares of Rainbow Media Group Class A tracking stock equal to the total number of equity trust securities to be purchased by the underwriters from the trust under an underwriting agreement (including any equity trust securities to be purchased by the underwriters upon exercise of an over-allotment option plus the number of equity trust securities purchased by Salomon Smith Barney Inc., who sponsored the formation of the trust, in connection with the organization of the trust) among Banc of America Securities, Salomon Smith Barney Inc., Bear Stearns and Merrill Lynch. Under the terms of the prepaid forward contracts, the subsidiaries of AT&T will deliver to the trust at an exchange date a number of shares of Rainbow Media Group Class A tracking stock (or, at the option of the subsidiaries of AT&T, the cash equivalent of those shares) and/or any other consideration permitted or required by the terms of the prepaid forward contracts, that are expected to have the same value as the shares of Rainbow Media Group Class A tracking stock, cash and/or other consideration delivered under the equity trust securities.

     In connection with the equity trust securities offering, the underwriters may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of equity trust securities or Rainbow Media Group Class A tracking stock in excess of the number of equity trust securities to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the equity trust securities or Rainbow Media Group Class A tracking stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of equity trust securities or Rainbow Media Group Class A tracking stock made for the purpose of preventing or retarding a decline in the market price of the equity trust securities or Rainbow Media Group Class A tracking stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when one of the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchases of equity trust securities or Rainbow Media Group Class A tracking stock originally sold by the syndicate member. These activities may cause the price of equity trust securities or Rainbow Media Group Class A tracking stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the NYSE or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     The expenses of the equity trust securities offering, not including the underwriting discount, are estimated at $610,000, all of which is payable by AT&T.

     We and AT&T have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

NO SALES OF SIMILAR SECURITIES

     We and certain of our officers and directors have agreed, with exceptions, not to offer, sell, contract to sell or otherwise dispose of, or transfer, any Rainbow Media Group Class A tracking stock or warrants, rights, options or other securities convertible into or exchangeable for Rainbow Media Group Class A tracking stock for 90 days after the effective date of the registration statement of which this prospectus forms a part without first obtaining the written consent of the underwriters and us.

     AT&T has agreed that for a period of up to 90 days from the closing of the common stock offering, except for private transfers to three or fewer entities that have significant communications operations, and except for transfers to AT&T Corp. or subsidiaries or trusts wholly owned, directly or indirectly, by it, in each case where the transferee agrees to be bound by the provisions of this lock-up, AT&T will not engage in any transactions directly or indirectly involving its remaining shares of Rainbow Media Group Class A tracking stock, or any securities the value of which, in whole or in part, relates to or is based upon, or which is exchangeable for or convertible into, in whole or in part, its remaining shares of Rainbow Media

Group Class A tracking stock, including a security of AT&T exchangeable into Rainbow Media Group Class A tracking stock, any derivative security of Rainbow Media Group Class A tracking stock or any other type of security in a monetization transaction of AT&T's remaining Rainbow Media Group Class A tracking stock.

OTHER RELATIONSHIPS

     Each of Bear Stearns and Merrill Lynch has from time to time provided investment and commercial banking services to us and to Charles F. Dolan, our Chairman, in connection with various transactions and proposed transactions. Banc of America Securities, Salomon Smith Barney Inc., Bear Stearns and Merrill Lynch have acted as underwriters in the recent offering of Cablevision NY Group Class A common stock by AT&T and the concurrent offering of equity trust securities. In addition, Banc of America Securities, Salomon Smith Barney Inc., Bear Stearns and Merrill Lynch have acted as underwriters or initial purchasers in various of our preferred stock and debt offerings. All of the underwriters are acting as underwriters in the concurrent offering of Rainbow Media Group Class A tracking stock by AT&T. See "Selling Shareholders." Furthermore, affiliates of Banc of America Securities, Salomon Smith Barney Inc., Bear Stearns and Merrill Lynch are lenders and agents under CSC Holdings' credit agreement, an affiliate of Banc of America Securities is a lender and agent under American Movie Classics' credit agreement and affiliates of Banc of America Securities, Salomon Smith Barney Inc., Bear Stearns and Merrill Lynch have acted as counter parties in monetization transactions. Also, Vincent Tese, one of our directors, is a director of Bear Stearns.

                             VALIDITY OF THE SHARES

     The validity of the shares of Rainbow Media Group Class A tracking stock will be passed upon for us by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The following financial statements as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, all of which appear in our Form 10-K, have been audited by KPMG LLP and incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, given upon their authority as experts in accounting and auditing: (i) consolidated financial statements and schedule of Cablevision Systems Corporation and subsidiaries, (ii) consolidated financial statements and schedule of CSC Holdings, Inc. and subsidiaries, (iii) combined financial statements of Cablevision NY Group and (iv) combined financial statements of Rainbow Media Group. The reports of KPMG LLP on the combined financial statements of Cablevision NY Group and Rainbow Media Group described in (iii) and (iv) above contain an explanatory paragraph related to the basis of presentation of these combined financial statements.

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                                8,514,206 SHARES

                        CABLEVISION SYSTEMS CORPORATION

                   RAINBOW MEDIA GROUP CLASS A TRACKING STOCK

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                                   PROSPECTUS
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                               December 12, 2001

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